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February 1, 2005



United States Securities and Exchange Commission
Washington, D.C. 20549
United States of America

File No. 82-34771

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Desmond Eppel

Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.
Andrew Bernstein, Cleary, Gottlieb, Steen & Hamilton (no enclosures)

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JANUARY 31, 2005

1. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

1.1 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

A. Pricing Supplement relating to the issuance of €450,000,000 Floating Rate Subordinated Notes due 2006, dated December 7, 2004.

B. Amended Pricing Supplement relating to the issuance of €10,000,000 Callable Fixed Rate to Floating Rate Notes due 2014, dated December 24, 2004.

C. Pricing Supplement relating to the issuance of $10,000,000 Multi Callable Range Accrual Notes due December 30, 2016, dated December 23, 2004, as updated on January 14, 2005.

D. Pricing Supplement relating to the issuance of €100,000,000 Floating Rate Notes due July 27, 2006, dated January 25, 2005.

E. Pricing Supplement relating to the issuance of €300,000,000 Floating Rate Notes due August 2, 2006, dated January 28, 2005.

2. OTHER PUBLIC DISCLOSURE

2.1 Press releases through January 31, 2005.

2.2 Shareholder Newsletter No. 8, December 2004.

2.3 Presentation of Crédit Agricole SA three years after flotation by Jean Laurent, CEO, given at the Premium Review Conference on December 2, 2004

2.4 Declarations by Crédit Agricole listing transactions in its own shares:

A. Declaration regarding transactions of December 29, 2004, registered with the AMF on January 7, 2005.

B. Declaration regarding transactions of December 2004, published by the AMF on January 10, 2005.

C. Declaration regarding transactions between January 14, 2005 and January 20, 2005, registered with the AMF on January 24, 2005.

D. Declaration regarding transactions between January 21, 2005 and January 28, 2005, registered with the AMF on January 31, 2005.

2.5 Declarations by SAS Rue La Boetie listing transactions in Crédit Agricole shares:

A. Declaration regarding transactions between November 25, 2005 and January 24, 2005, registered with the AMF on January 25, 2005.

B. Declaration regarding a transaction on January 25, 2005, registered with the AMF on January 28, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1 A

Pricing Supplement relating to the issuance of €450,000,000
Floating Rate Subordinated Notes due 2006

December 7, 2004



7 December 2004

PRICING SUPPLEMENT

CREDIT AGRICOLE S.A.

Issue of Euro 450,000,000 Floating Rate Subordinated Notes due 2006 (the "Notes") under the USD 20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1	Issuer:		Crédit Agricole S.A.
2	(i)	Series Number:	87
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro
4	Aggregate Nominal Amount:		
	(i)	Series:	Euro 450,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	€ 449,775,000 The net proceeds of the Notes are intended to count as Tier 3 Capital (as defined in paragraph 13 below).
6	Specified Denomination(s):		Euro 1,000 ; Euro10,000 and Euro 100,000
7	Issue Date:		9 December 2004
8	Maturity Date:		The Interest Payment Date falling on 9 December 2006 provided that if such Interest Payment Date is a Lock-In Interest Payment Date (as defined in

paragraph 32 below) the payment of any principal and/or interest payable under the Notes and/or Coupons, as the case may be, on such date shall, in accordance with applicable French banking laws and, in particular, as required by Article 3.3 of Regulation 95-02 dated 21 December 1995 ("**Regulation n° 95-02**") of the *Comité de la Réglementation Bancaire et Financière* ("**CRBF**"), as amended from time to time (the "**Banking Regulations**"), be immediately suspended and the Maturity Date shall be deferred until a date (the "**Extended Maturity Date**") which is as soon as reasonably practicable, and in any event no later than seven days, after the "Approval Date" (as defined below), and provided further that, in any event, principal under the Notes, together with all accrued interest, shall become immediately due and payable upon the commencement of a liquidation or dissolution of the Issuer.

An "**Approval Date**" means the date on which the *Commission Bancaire* shall have confirmed to the Issuer in writing its approval, following receipt by the *Secrétariat Général de la Commission Bancaire* of a risk based consolidated capital ratio adequacy report prepared by the Issuer, to the making of any payment of principal and/or interest under the Notes and/or Coupons, as the case may be, which has been suspended pursuant to the provisions of this paragraph 8 or, as the case may be, paragraph 32.

The Issuer shall notify the Noteholders in accordance with Condition 14 of such suspension and deferral as soon as reasonably practicable after such occurrence and of the date of the Extended Maturity Date at least seven days prior thereto.

Notice of any such suspension and deferral and of the Extended Maturity Date shall also be given to the Luxembourg Stock Exchange as soon as reasonably practicable.

Such suspension and deferral and such non-payment of principal and/or interest accrued under the Notes on the Maturity Date in accordance with the foregoing provisions shall not constitute a default under the Notes or for any other purpose.

The provisions of this paragraph 8 shall apply, *mutatis mutandis*, to the exercise by the Issuer of its option, or any requirement, to redeem the Notes pursuant to Condition 6(c) in the event of any imposition of withholding tax on payments under the Notes and/or the Coupons as provided in such Condition.

9	Interest Basis:	Floating Rate, as further provided in paragraph 17 below. Payments of interest on the Notes shall also be suspended and deferred in accordance with applicable Banking Regulations and, in particular, as required by Article 3.3 of Regulation n° 95-02 of the *Comité de la Réglementation Bancaire et Financière* (**"CRBF"**). See paragraph 8 above and further paragraph 32 below.
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12	Put/Call Options:	None
13	Status of the Notes:	The Notes and Coupons relating to them constitute unsecured subordinated obligations of the Issuer and rank *pari passu* and without any preference among themselves rateably with all other subordinated obligations of the Issuer with the exception of the *prêts participatifs* granted to, and *titres participatifs* issued by, the Issuer. If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or the Issuer is liquidated for any other reason, the payment obligations of the Issuer under the Notes and Coupons relating to them shall be subordinated to the payment in full of the unsubordinated creditors (including depositors) of the Issuer and, subject to such payment in full, the holders of the Notes and holders of the Coupons

relating to them will be paid in priority to any *prêts participatifs* granted to, and any *titres participatifs* issued by, the Issuer.

(i) It is the intention of the Issuer that the Notes shall, for supervisory purposes, be treated as Tier 3 supplementary capital (*fonds propres surcomplémentaires*) within the meaning of Article 3.3 of Regulation n° 95-02 of the *Comité de la Réglementation Bancaire et Financière* (**"Tier 3 Capital"**) but the obligations of the Issuer and the rights of the Noteholders under the Notes shall not be affected if the Notes no longer qualify as Tier 3 or any other category of supplementary capital

(ii) The obligation to repay principal or interest on the Notes, including Arrears of Interest (see 32 below) will be reinstated in the event of a bankruptcy, dissolution, or winding up of the Issuer, or if any judgement is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer.

In the event of incomplete payment of unsubordinated creditors on the judicial liquidation (*liquidation judiciaire*) of the Issuer, the obligations of the Issuer in connection with the Notes and the Coupons relating to them will be terminated by operation of law.

14	Listing:	Luxembourg
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	9 March, 9 June, 9 September, and 9 December in each year, commencing on 9 March 2005.

(ii)	Business Day Convention:	Modified Following Business Day Convention. In case the final Interest Payment Date falls on 9 December 2006, the Following Business Day Convention shall apply.
(iii)	Additional Business Centre(s) (Condition 5(j)):	Not Applicable
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party Responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 5(b)(iii)(B):	
•	Relevant Time:	11.00 am (Brussels time)
•	Interest Determination Date:	The second TARGET Business Day prior to the first day in each Interest Period.
	Primary Source for Floating Rate:	Telerate, page 248
	Reference Banks (if Primary Source is "Reference Banks")	Not Applicable
	Relevant Financial Centre:	Euro-Zone
•	Benchmark:	The European inter-bank offered rate in in Euro ("**EURIBOR**"), as calculated by Bridge Information System on behalf of the European Banking Federation and the International Foreign Exchange Dealers' Association.
•	Representative Amount:	Not Applicable
•	Effective Date:	Not Applicable
•	Specified Duration:	Three (3) months
(viii)	ISDA Determination (Condition 5(b)(iii)(A)	Not Applicable
(ix)	Margin(s):	0.14 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 5 (j)):	Actual/360

	(xiii) Rate Multiplier:	Not Applicable
	(xiv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	**Call Option**	Not Applicable
22	**Put Option**	Not Applicable
23	**Final Redemption Amount**	Aggregate Nominal Amount
24	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Aggregate Nominal Amount
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:	Bearer Notes
	(i) Temporary or permanent Global Note / Certificate / Definitive Bearer Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
	Rule 144A Eligible:	No
	Institutional Accredited Investor Eligible:	No

26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	Not Applicable
27	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29	Details relating to Instalment Notes:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	Other terms or special conditions:	**(A)** For the purposes of the Notes only, the following paragraph shall be added to Condition 5 (Interest and Other Calculations):

"**(l) Deferral of interest:** Interest on the Notes shall be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the Interest Period ending on the day immediately preceding such date.

The payment of any interest accrued in the Interest Period ending on the day immediately preceding any Lock-In Interest Payment Date (as defined below) shall, in accordance with applicable Banking Regulations and, in particular, as required by Article 3.3 of Regulation n° 95-02, be suspended and deferred and the Issuer shall not have any obligation to make such payment and any such suspension, deferral and failure to pay shall not constitute a default under the Notes or for any other purpose.

Notice of any Lock-In Interest Payment Date shall be given to the Noteholders in accordance with Condition 14 and to the Luxembourg Stock Exchange. Such notice shall be given at least seven days prior to the relevant Lock-In Interest

Payment Date(s) or, if such date has passed, as soon as reasonably practicable after the occurrence thereof.

Any interest not paid on a Lock-In Interest Payment Date shall, so long as the same remains unpaid, constitute "**Arrears of Interest**" which term shall include interest on such unpaid interest as referred to below. Arrears of Interest may, at the option of the Issuer, be paid in whole or in part at any time after an Approval Date (as defined in paragraph 8 above) upon the expiration of not less than seven days' notice to such effect given to the Noteholders in accordance with Condition 14 but all Arrears of Interest on all Notes outstanding shall become due in full on whichever is the earliest of:

(i) the Interest Payment Date immediately following an Approval Date (as defined in paragraph 8 above) or, if the Maturity Date has passed, the Extended Maturity Date; and

(ii) the commencement of a liquidation or dissolution of the Issuer.

If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged to do so upon the expiration of such notice. When Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears of Interest accrued in respect of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full. Arrears of Interest shall bear interest accruing and compounding on the basis of the exact number of days which have elapsed at the prevailing Rate of Interest on the Notes in respect of each relevant Interest Period.

For these purposes the following expressions have the following meanings:

"**Compulsory Interest Payment Date**" means any Interest Payment Date which is not a Lock-In Interest

Payment Date and

"Lock-In Interest Payment Date" means any Interest Payment Date on which (i) the consolidated risk based capital ratio of the Issuer and its consolidated subsidiaries and affiliates calculated in accordance with the then applicable Banking Regulations is below the minimum percentage required in accordance with the then applicable Banking Regulations (a **"Regulatory Capital Ratio Shortfall"**) or (ii) the payment of interest and/or repayment of principal under the Notes or Coupons, as the case may be, due on such date would , if made, result in a Regulatory Capital Ratio Shortfall.

(B) Delivery of Capital Ratio Adequacy Report: The Issuer agrees that, whenever payments of principal and/or interest under the Notes and/or the Coupons, as the case may be, have been suspended and deferred pursuant to the provisions of this Pricing Supplement, it shall prepare and submit to the *Secrétariat Général de la Commission Bancaire* as soon as reasonably practicable and in any event not later than 7 days after the date on which the Issuer is no longer subject to a Regulatory Capital Ratio Shortfall, the consolidated capital ratio adequacy report to obtain the approval of the *Commission Bancaire* to the making of such suspended payments of principal and/ or, interest, as the case may be.

33	Applicable tax regime for the Notes:		Condition 8 applies and the Notes are issued (or deemed to be issued) outside France.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	CALYON Dexia Banque Internationale à Luxembourg S.A. acting under the name of Dexia Capital Markets Caboto
	(ii)	Stabilising Manager (if any):	CALYON

	(iii) Dealer's Commission:	0.05 per cent. of the Aggregate Nominal Amount
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0207136077
38	Common Code:	20713607
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent and Calculation Agent:** Crédit Agricole Investor Services Corporate Trust SNC 91-93 Boulevard Pasteur 75 015 Paris **Paying Agent:** Crédit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg **Issuing Agent:** Citibank N.A., London Office 5 Carmelite Street London EC4Y OPA, United Kingdom

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into USD at the rate of Euro equal to USD 1.325, producing a sum of (for Notes not denominated in USD):	USD 596,250,000

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the USD 20,000,000,000 Euro Medium Term Note Programme.

STABILISING

In connection with this issue, CALYON or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager or any agent of his to this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1 B

Amended Pricing Supplement relating to the issuance of €10,000,000 Callable Fixed Rate to Floating Rate Notes due 2014

December 24, 2004

AMENDED PRICING SUPPLEMENT

24 December 2004

Crédit Agricole S.A.

acting through its London branch

Issue of EUR10,000,000 Callable Fixed Rate to Floating Rate Notes due 2014 (the "Notes") under the U.S.$ 20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with, such Offering Circular.

Information Concerning Investment Risk

This is not a public offer of Notes. These Notes will not be listed pursuant to the application made to list Notes issued under the Programme on the Luxembourg Stock Exchange, and no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

On each Interest Payment Date from and including 30 March 2005 the Notes bear Interest dependant on a daily quotation of 12 month EUR-EURIBOR-Telerate on Telerate page 248, as more fully specified below, during the relevant Interest Period. Therefore, the quotation on each day may effect the Interest Amount payable on the relevant Interest Payment Date or in fact whether any Interest Amount will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of the 12 month EUR-EURIBOR-Telerate at 11:00 a.m. Brussels time on the last business day of each month from 31 December 1998 to 30 November 2004, as inserted by Citigroup Global Market Limited. The table is purely for reference purposes, the historical movement of 12 month EUR-EURIBOR-Telerate under various economic circumstances is not necessarily indicative of the future performance of 12 month EUR-EURIBOR-Telerate or what the value of the Notes may be in the future. Such historical trend in the value of 12 month EUR-EURIBOR-Telerate set forth in the Annex does not entail that 12 month EUR-EURIBOR-Telerate or the value of the Notes is likely to increase or decrease (nor the variation thereof) at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and Citigroup Global Market Limited consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

1	(i) Issuer:	Crédit Agricole S.A.
	(ii) Relevant Branch:	London branch
2	(i) Series Number:	88
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	EUR 10,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	30 December 2004
	(ii) Interest Commencement Date:	Issue Date
8	Maturity Date:	30 December 2014, subject to adjustment for payment purposes only in accordance with the Modified Following Business Day Convention
9	Interest Basis:	Fixed Rate to Floating Rate (further particulars specified in paragraph 16 and 17 below)
10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Interest will be paid at Fixed Rate from and including the Issue Date to but excluding 30 December 2005 and Floating Rate from and including 30 December 2005 to but excluding the Maturity Date
12	Put/Call Options:	Call (further particulars specified in paragraph 21 below)
13	Status of the Notes:	Unsubordinated
14	Listing:	None
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	The amount of interest payable will be determined by the following: $I \times n/N$ Where: "I" equals 4.00 per cent;

"**n**" means the number of Business Days in each Observation Period (as defined below) on which the Reference Level (as defined below) is greater than or equal to zero and less than or equal to 4.75 per cent.

"**N**" means the actual number of Business Days in the relevant Interest Period.

"**Reference Level**" means the 12-month EUR-EURIBOR, as observed daily by reference to Telerate page 248 as of 11:00 a.m. Brussels time. For any non-TARGET Business Day falling during the Interest Period the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding TARGET Business Day. The Reference Level for each of the four calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Period End Date, or the TARGET Business Day immediately preceding the fifth calendar day prior to that Interest Period End Date should the fifth calendar day be a non-TARGET Business Day.

"**Observation Period**" means the period from and including the first Business Day in each relevant Interest Period to and including the fifth Business Day prior to the immediately following Interest Payment Date.

	(ii)	Interest Payment Date(s):	30 March 2005, 30 June 2005, 30 September 2005 and 30 December 2005, subject to adjustment for payment purposes only in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 5(j)):	30/360 (unadjusted)
	(vi)	Determination Date(s)	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	30 March, 30 June, 30 September and 30 December in each year from and including 30 March 2006 to and including the Maturity

		30 March 2006 to and including the Maturity Date, subject to adjustment for payment purposes only in accordance with the Business Day Convention below
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 5(j)):	London and TARGET
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	The amount of interest payable on each Specified Interest Payment Date will be determined by the following: (Relevant Rate + Margin) x n/N
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Not Applicable
(viii)	ISDA Determination (Condition 5(b)(iii)(A)):	Applicable
	- Floating Rate Option:	EUR-EURIBOR-Telerate
	- Designated Maturity:	3 months
	- Reset Date:	The first day of each Interest Period
	- ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
(ix)	Margin(s):	Plus 1.00 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 5(j)):	30/360
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those	Not Applicable

	set out in the Conditions:		
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Dual Currency Note Provisions**		Not Applicable
PROVISIONS RELATING TO REDEMPTION			
21	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Issuer may redeem the Notes in whole but not in part on each Interest Payment Date from and including 30 March 2005 to and including 30 September 2014, subject to adjustment for payment purposes only in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of €50,000 Specified Denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The day that is no later than 5 Business Days prior to the relevant Optional Redemption Date
22	**Put Option**		Not Applicable
23	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 Specified Denomination in Nominal amount
24	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

(Condition 7(f)):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		No
28	Details relating to Partly Paid Notes:		Not Applicable
	amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies, and the Notes are issued (or deemed to be issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		Citigroup Global Markets Limited

35	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0208571611
37	Common Code:	020857161
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	Fiscal Agent, Calculation Agent and Principal Paying Agent: Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom Issuing Agent: Citibank, N.A. 5 Carmelite Street London EC4Y OPA United Kingdom

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of **1.3489**, producing a sum of (for Notes not denominated in U.S. dollars):	**13,489,000.00**

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer, acting through its London branch:

By: ______________________

Duly authorised

ANNEX

Date	12m EUR-EURIBOR	Date	12m EUR-EURIBOR
31-Dec-98	3.213	31-Jan-02	3.624
29-Jan-99	2.981	28-Feb-02	3.613
26-Feb-99	3.071	29-Mar-02	3.953
31-Mar-99	2.967	30-Apr-02	3.759
30-Apr-99	2.676	31-May-02	3.963
31-May-99	2.687	28-Jun-02	3.765
30-Jun-99	2.936	31-Jul-02	3.539
30-Jul-99	3.13	30-Aug-02	3.401
31-Aug-99	3.281	30-Sep-02	3.113
30-Sep-99	3.348	31-Oct-02	3.125
29-Oct-99	3.749	29-Nov-02	3.017
30-Nov-99	3.788	31-Dec-02	2.749
31-Dec-99	3.876	31-Jan-03	2.636
31-Jan-00	4.068	28-Feb-03	2.412
29-Feb-00	4.156	31-Mar-03	2.394
31-Mar-00	4.303	30-Apr-03	2.423
28-Apr-00	4.565	30-May-03	2.142
31-May-00	4.985	30-Jun-03	2.06
30-Jun-00	5.037	31-Jul-03	2.112
31-Jul-00	5.177	29-Aug-03	2.315
31-Aug-00	5.313	30-Sep-03	2.13
29-Sep-00	5.195	31-Oct-03	2.386
31-Oct-00	5.291	28-Nov-03	2.47
30-Nov-00	5.091	31-Dec-03	2.305
29-Dec-00	4.749	30-Jan-04	2.263
31-Jan-01	4.533	27-Feb-04	2.086
28-Feb-01	4.539	31-Mar-04	1.983
30-Mar-01	4.322	30-Apr-04	2.239
30-Apr-01	4.692	31-May-04	2.307
31-May-01	4.434	30-Jun-04	2.426
29-Jun-01	4.317	30-Jul-04	2.387
31-Jul-01	4.226	31-Aug-04	2.296
31-Aug-01	3.975	30-Sep-04	2.392
28-Sep-01	3.496	29-Oct-04	2.307
31-Oct-01	3.201	30-Nov-04	2.302
30-Nov-01	3.217		
31-Dec-01	3.341		

11:00 am Brussels time fixes

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 12month EUR-EURIBOR-Telerate CMS rate or any successor rate. The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

RECENT DEVELOPMENTS

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;
- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;
- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

<u>Results for First Nine Months of 2004</u> *(press release dated 17 November, 2004)*

- **Gross operating income** **€2,895 million (+7.3%)**
- **Pre-tax ordinary income** **€3,366 million (+38.1%)**
- **Net income - Group share:**
  - before goodwill and integration-related costs **€2,407 million (+46.4%)**
  - after goodwill and integration-related costs **€1,728 million (+54.8%)**

Annualised ROE: 13.75% (+4 percentage points)

Third-quarter 2004 results

- **Net income - Group share:**
  - before goodwill and integration-related costs **€874 million (+51.5%)**
  - after goodwill and integration-related costs **€653 million (+70.9%)**

Payment, on 16 December 2004, of an advance on the next dividend of €0.30 per share

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 17 November 2004 to approve the results for the first nine months of 2004. These results confirm the positive earnings momentum achieved in the first half, with gross operating income up 7.3% year-on-year to €2,895 million and pre-tax ordinary profit up 38.1% to €3,366 million.

In third-quarter 2004 alone, gross operating income increased by 4.6% year-on-year, pre-tax ordinary income by 36.9% and net income (Group share) by 70.9%.

During the third quarter, the Group pressed ahead with its Crédit Lyonnais integration process. The synergies achieved (€300 million at end-September) are ahead of schedule, mainly due to measures taken in the Calyon subsidiary.

The Board of Directors has decided to distribute an advance on the next dividend of €0.30 per share (€0.45 after the tax credit), payable on 16 December 2004.

<u>Crédit Agricole S.A. Consolidated Results</u>

Crédit Agricole S.A.'s net income (Group share) for the first nine months of 2004 came to €1,728 million, up 54.8% on the year-earlier period. Net income before goodwill amortisation and integration-related costs rose by 46.4% to €2,407 million.

This performance mainly stems from an improvement in operating income, risk-related costs and the contribution from equity affiliates.

Gross operating income totalled €2,895 million, up 7.3% on the first nine months of 2003, driven by a combination of:

- 0.7% growth in **net banking income** to €9,351 million: a strong commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a revenue decline in corporate and investment banking;
- a 2.1% decrease in **operating expenses** to €6,456 million, reflecting the synergies derived from Crédit Lyonnais' integration with the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2 percentage points to 69.0%, compared with 71.0% in the first nine months of 2003.

Risk-related costs came to €434 million, a sharp decrease of 46.1% on the first nine months of 2003, chiefly in the corporate and investment banking division's financing activities.

The **contribution from equity affiliates** rose by 30.1% to €803 million, versus €617 million at end-September 2003. This sharp growth was fuelled by increased contributions from the Regional Banks (up 16.7% to €532 million before tax on dividends, versus €456 million at end-September 2003) and from Banca Intesa (€169 million, versus €103 million at end-September 2003).

Pre-tax ordinary income rose by 38.1% year-on-year to €3,366 million.

Net income - Group share, before goodwill amortisation and integration-related costs, increased by 46.4% to €2,407 million, giving an annualised ROE of 13.75% (up 4 percentage points year-on-year).

€m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**9,290**	**9,351**	**+0.7%**	**3,053**	**(6.1%)**	**(0.3%)**
Operating expenses	(6,593)	(6,456)	(2.1%)	(2,115)	(2.4%)	(2.3%)
Gross operating income	**2,697**	**2,895**	**+7.3%**	**938**	**(13.3%)**	**+4.6%**
Risk-related costs	(805)	(434)	(46.1%)	(110)	(14.1%)	(57.5%)
Income from equity affiliates	617	803	+30.1%	267	+17.1%	+43.5%
Net income on fixed assets	(71)	102	n.m.	58	+41.5%	x3.2
Pre-tax ordinary income	**2,438**	**3,366**	**+38.1%**	**1,153**	**(5.7%)**	**+36.9%**
Integration-related costs		(225)	n.m.	(54)	n.m.	n.m.
Net income	**1,386**	**1,958**	**+41.3%**	**726**	**+11.7%**	**+52.5%**
Net income - Group share	**1,116**	**1,728**	**+54.8%**	**653**	**+14.8%**	**+70.9%**
Net income - Group share before goodwill and integration-related costs	**1,644**	**2,407**	**+46.4%**	**874**	**+6.2%**	**+51.5%**

Third-quarter 2004 operating income was up 4.6% on third-quarter 2003, driven by a continued decline in operating expenses (down 2.3%). **Net income - Group share, before goodwill amortisation and integration-related costs** rose by 51.5% to €874 million, owing to a sharp 57.5% decline in risk-related costs during the quarter and a 43.5% increase in the contribution from equity affiliates.

Financial Position

Crédit Agricole S.A. Group's shareholders' equity group share (excluding FGBR) amounted to €24.7 billion at end-September 2004, up 4.9% compared to end-December 2003.

Risk-weighted assets totalled €216.6 billion.

The overall solvency ratio was 8.4% (Tier 1: 8.0%).

Results by Business Line

During the first nine months of 2004, Crédit Agricole S.A.'s six business lines delivered strong growth of 25% in their contribution to Group net income before goodwill and integration-related costs (€2,951 million). They generated an **annualised ROE of 17.1%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded further robust growth in business levels during the first nine months of 2004. This commercial momentum continued to be fuelled by: (i) strong new mortgage

lending; (ii) an innovative strategy to win new customers, including the *Mozaïc* PC offer aimed at younger customers; and (iii) the launch of an ambitious auto campaign combining insurance with loans. Lastly, driven by a massive campaign to promote retirement savings products, launched early in the year, the Regional Banks sold 290,000 PERPs (tax-efficient personal pension plans), achieving a 36% market share by end-September 2004. Life insurance products also proved very popular with customers.

Customer assets (excluding equities and bonds) enjoyed strong growth, rising by €22.5 billion (or 6.7%) to €358.9 billion over the twelve months to end-September 2004.
The robust 5.1% increase in bank deposits was again driven by a continued strong rise in sight deposits (up 6.4% to €60.6 billion) and particularly sharp growth in passbook deposits (up 9.9% to €51.5 billion).
Amounts outstanding in life insurance policies sold by the Regional Banks continued to increase sharply, rising by 11.7% to €95.1 billion in the twelve months to end-September 2004. Mutual fund investments increased by 4.4% year-on-year, despite adverse market conditions.

Lending continued to grow fast, both in terms of new business and outstanding loans, particularly in the mortgage segment.
New medium and long-term lending totalled €35.9 billion, up 20.5% on the first nine months of 2003. Growth in new mortgage lending came close to 28% over the period.
The Regional Banks had €235.8 billion of loans outstanding at end-September 2004, a year-on-year increase of 8.8% or €19 billion. This growth in lending stems from all segments, with the strongest rise coming from mortgage loans (up 12.9% year-on-year) and local authority finance posting an excellent performance (up 11.5%).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q3-03
Income from equity affiliates	456	532	+16.7%	170	+16.4%
Pre-tax ordinary income	**456**	**532**	**+16.7%**	**170**	+16.4%
Extraordinary items + Tax + FGBR	(41)*	(60)*	+46.3%	-	
Net income before goodwill amortisation	**415**	**472**	**+13.7%**	**170**	+16.4%
Allocated capital (€ bn)	**3.0**	**3.2**			
ROE	**17.0%**	**18.3%**			

* Tax impact of dividends received from Regional Banks

In the first nine months of 2004, **gross operating income** for the 42 Regional Banks (accounted for under the equity method) grew sharply by 7% to €3.7 billion, fuelled by two positive factors:

- a significant increase in **net banking income**, which rose to €8.5 billion, up 4.3% year-on-year (or 3.6% excluding investment of equity). This growth is due to a substantial rise in fee income (up 8.4% to €2.9 billion), which was driven by all fee categories, but mainly by the success of the 'Compte Service' current account package (nearly 8 million sold so far). This success reflects the increase in the number of deposit accounts held by individual customers (up 1.2% year-on-year), while the average number of products per current account holder remained high (7.5 at end-September 2004).
- tight control over **operating expenses**, which increased by only 2.3% year-on-year. The **cost/income ratio** fell by 0.8 points from 60.2% to 59.4% in the twelve months to end-September 2004.

Despite a depressed economic background, **the cost of credit risk** continued to decline, reaching 25 basis points at end-September 2004, versus 30bp at end-September 2003 and 28bp at end-June 2004. Doubtful loans amounted to 3.7% of total loans outstanding (compared to 4.1%

a year earlier), while provisioning against bad and doubtful debts increased to 69.2%.

As a result, **aggregate net income** of the Regional Banks (**equity-accounted** at 25%) increased by 16.7% to €532 million, while their **contribution to Crédit Agricole S.A.'s overall net income** before goodwill amortisation rose by 13.7% to €472 million, after tax paid on dividends from CCI and CCA.

Annualised ROE stood at 18.3%.

In **third-quarter 2004, gross operating income** from the Regional Banks was up 3.5% year-on-year. The contribution on an **equity-accounted basis** came to €170 million, a rise of 16.4% on Q3-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,419**	**2,529**	**+4.5%**	**837**	**(2.6%)**	**+0.7%**
Operating expenses	(1,789)	(1,846)	+3.2%	(612)	(2.2%)	+3.0%
Gross operating income	**630**	**683**	**+8.4%**	**225**	**(3.4%)**	**(5.1%)**
Risk-related costs	(130)	(113)	(13.1%)	(37)	+15.6%	+8.8%
Pre-tax ordinary income	**500**	**570**	**+14.0%**	**188**	**(6.5%)**	**(7.4%)**
Extraordinary items + Tax + FGBR	(157)	(172)	+9.6%	(57)	(5.0%)	(10.9%)
Net income before goodwill amortisation	**343**	**398**	**+16.0%**	**131**	**(7.1%)**	**(5.8%)**
Cost/income ratio	**73.9%**	**73.0%**		**73.1%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**21.5%**	**23.7%**				

The Crédit Lyonnais network made a much stronger net income contribution (up 16.0%), driven by tight control over risks and expenses. The robust commercial performance in the first nine months of 2004 was reflected by significant expansion in the customer base, with the number of accounts reaching a seven-year peak of around 4,275,000 and the number of new accounts opened rising by 10% year-on-year.

Customer deposits and loans outstanding continued to grow in the first nine months of 2004.

Customer assets rose by 5.4% to €114.1 billion in the twelve months to end-September 2004, fuelled by:

- a rise in bank deposits, driven by a strong increase in sight deposits (up 5.5%) and continued sharp growth in passbook accounts (up 16.3%), notably following the success of the *Cerise* passbook;
- continued growth momentum in life insurance, with in-force business up 9.5% year-on-year to €29 billion;
- the successful placing of IPOs launched in early summer of 2004 (bioMérieux, Snecma, Pages Jaunes).

Loans outstanding increased by 6.4% to €46.6 billion in the twelve months to end-September 2004, driven by a sharp increase in mortgage loans (up 11.1% year-on-year), with new mortgage lending still very strong (up 22% on the first nine months of 2003). Outstanding professional loans (which now include short-term as well as medium-term loans) posted a further 6% year-on-year increase. SME loans were down 3.7%, due to a lower demand for short term

loans.

Fuelled by a strong commercial drive, **net banking income** from the Crédit Lyonnais network totalled €2,529 million in the first nine months of 2004, rising by 4.5% year-on-year (or 5.6% on a like-for-like basis). This increase stems from two positive trends:

- an increase in **fee income**, which was up 5.1% year-on-year (or 8.1% on a like-for-like basis), owing to a robust performance in insurance, new lending and IPO placements. Excluding the impact of the Prédica/UAF merger on the network, fee income was up 8.9%.
- a 4.0% increase in the **interest margin**, which benefited from the positive impact of volumes and interest rates on funding.

Operating expenses remained under control, rising by 3.2% as a result of the network's sales development strategy. On a like-for-like basis, operating expenses were up 1.6%, due to investments in commercial capability (new branches, call centres, etc.). Excluding these factors, operating expenses held steady.
The **cost/income ratio** improved by 0.9 percentage points year-on-year to 73%.

Risk-related costs have stabilised since the beginning of 2004, reaching 42 basis points at end-September 2004 versus 49bp a year earlier.

Gross operating income came to €683 million in the first nine months of 2004, rising sharply by 8.4% (or 18.2% on a like-for-like basis).

Annualised ROE was 23.7%, up 2.2 percentage points on the first nine months of 2003.

In **third-quarter 2004, gross operating income** fell to €225 million versus €237 million in third-quarter 2003 (but, on a like-for-like basis, gross operating income was up 12%).

Risk-related costs totalled €37 million, in line with their third-quarter 2003 level (€34 million). **Net income before goodwill amortisation** came to €131 million, versus €139 million in Q3-2003.

3. SPECIALISED FINANCIAL SERVICES

The specialised financial services business continued to grow sharply, driven by consumer lending, especially abroad.

In third-quarter 2004, Crédit Agricole S.A. increased its stake in Credibom (Portugal) from 85% to 100%.

Consumer credit outstandings –handled by Sofinco, Finaref and Lukas – rose by a further 12.8% to €30.5 billion at end-September 2004. Growth was particularly strong outside France, with outstandings up 26.9% excluding Dan'Aktiv, which was acquired in second-quarter 2004.
This increase was driven by a 9.5% rise in loan origination compared with the year-earlier period. Growth was much faster abroad (up 24.2%) than in France (up 4.3% year-on-year).
In France, the 7.9% increase in oustandings was underpinned by: (i) the growth in loans distributed directly (up €2.6 billion in the twelve months to end-September 2004); (ii) the ongoing build-up of the Sofinco/Crédit Lyonnais partnership (up 26.7%); and (iii) greater cooperation with the Regional Banks (up 10.3% year-on-year).
The foreign subsidiaries now account for nearly 27% of total consumer credit outstandings compared to less than 24% in the year-earlier period.

Net banking income was up 14.1% year-on-year, due to a strong rise in volumes, and in spite of very stiff competition, which depressed margins. **Operating expenses** rose by 13.7%, mainly fuelled by international expansion and a change in the consolidation method used for Credibom. **Gross operating income** increased by 14.6% to €666 million at end-September 2004.

Excluding Neiertz discount, Crédibom and Dan'Aktiv, net banking income was up 9.3%, operating expenses rose by 11.0% and gross operating income increased by 8.9%.

Risk-related costs totalled €250 million at end-September 2004 versus €209 million a year earlier, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€23 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: €7 million).

Excluding these factors, risk-related costs remained under control, rising by 5.3% year-on-year, below the rate of revenue growth.

Net income before goodwill amortisation was €260 million, up 5.7% year-on-year. There was a sharp 38.2% increase in the contribution from European subsidiaries on a like-for-like basis.
Consumer credit accounted 84% of earnings in the specialised financial services business.

Against a sluggish economic background, **lease finance outstandings** totalled €12.7 billion, showing a slight acceleration compared to first-half 2004 (up 1.2% at end-September vs 0.9% at end-June 2004). This growth was driven by property and vehicle leasing.
Net income before goodwill amortisation came to €41 million for the first nine months of 2004 (up 2.5% year-on-year), including €18 million in the third quarter (up 20% compared to the second quarter).

In the **factoring** business, Crédit Agricole signed an agreement in the third quarter to purchase Euler Hermès' 49% stake in Eurofactor at end-2004.
Revenues (factored receivables) posted a sharp improvement of 6.1% year-on-year, while oustandings were up 8.6%, mainly fuelled by business abroad (up 23.1%), especially in Germany.
Risk-related costs were down to €5 million at end-September 2004. **Net income before goodwill amortisation** was €11 million, versus €1 million in the year-earlier period.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,602**	**1,780**	**+11.1%**	**604**	**+0.7%**	**+7.9%**
Operating expenses	(919)	(1,015)	+10.4%	(337)	(2.0%)	+7.3%
Gross operating income	**683**	**765**	**+12.0%**	**267**	**+4.3%**	**+8.5%**
Risk-related costs	(247)	(276)	+11.7%	(88)	(5.4%)	+15.8%
Income from equity affiliates	4	(4)	n.m.	(2)	(33.3%)	n.m.
Pre-tax ordinary income	**440**	**485**	**+10.2%**	**177**	**+10.6%**	**+4.1%**
Extraordinary items + Tax + FGBR	(156)	(171)	+9.6%	(56)	(1.8%)	(5.1%)
Net income before goodwill amortisation and integration-related costs	**284**	**314**	**+10.6%**	**121**	**+17.5%**	**+9.0%**
Cost/income ratio	**57.4%**	**57.0%**		**55.8%**		
Allocated capital (€ bn)	**1.7**	**1.9**				
ROE	**22.4%**	**21.8%**				

In this segment as a whole, **net banking income** was up significantly by 11.1% year-on-year to €1.780 billion. Expenses increased by 10.4% to €1.015 billion. As a result, **gross operating income** rose by 12% to €765 million.
Net income before goodwill amortisation and integration-related costs was up 10.6% to €314 million. **Annualised ROE** was 21.8%.

In **third-quarter 2004**, **gross operating income** rose by 8.5% year-on-year to €267

million, driven by 7.9% growth in net banking income, which more than offset the 7.3% increase in operating expenses fuelled by international expansion in the consumer credit business. **Net income before goodwill amortisation and integration-related costs** came in at €121 million, up 9% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management and insurance business lines significantly increased their contribution to Group earnings. During the third quarter, this segment completed the mergers between its main subsidiaries (CAAM/CLAM and Predica/UAF).
Assets under management (AUM) were up nearly €36 billion year-on-year, mainly fuelled by strong growth in new life insurance inflows. Total assets under management (excluding double counting) came to €399 billion at end-September 2004. Q3-04 performance was impacted by a favourable environment for arbitrage transactions (Sarkozy law, IPOs and PERPs) and the disposal of the private asset management business in Italy.

Growth was particularly strong in **asset management**, with AUM rising by €38.9 billion over the first nine months of 2004. This performance stems from: (i) new inflows, including around €20 billion in assets previously managed by UAF and now managed by CAAM from third-quarter 2004; and (ii) market effect of €6.4 billion.
The international asset management business (e.g. Japan and Spain) posted robust growth in the third quarter, with assets under management up 55.6% versus end-September 2003.
Overall, margins in the asset management business were boosted by the growing proportion of bond and alternative investments.

The **private banking** business increased assets under management by 3.4% year-on-year, on a like-for-like basis, i.e. excluding the sale to Intesa of the Italian private banking business, which managed €1.6 billion in assets. Compared to end-December 2003, assets under management were up €1.7 billion on a like-for-like basis, reflecting: (i) €0.4 billion in net new inflows; (ii) a slight upturn in the equity markets; and (iii) the positive impact of exchange rates.

The **life insurance** subsidiaries maintained an excellent business performance. Overall premium income was up 7.8%, or 8.4% for unit-linked policies alone. Assets under management totalled €125.5 billion, up 9.6% year-on-year, fuelled by both Euro based policies (up 9.7%) and unit-linked ones (up 8.9%).

The **property & casualty insurance** business continued to expand very rapidly, with the overall portfolio growing by 14.6% year-on-year. Premium income was up 17.2% year-on-year, supported by robust performances in comprehensive household insurance and personal accident policies. The claims ratio fell to 56.5% over the first nine months 2004 versus 66.6% on the year earlier period, while the combined ratio was an excellent 93.8%.

€m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,907**	**2,086**	**+9.4%**	**676**	**(7.4%)**	**+4.8%**
Operating expenses	(1,024)	(1,032)	+0.8%	(351)	+2.3%	+2.9%
Gross operating income	**883**	**1,054**	**+19.4%**	**325**	**(16.0%)**	**+6.9%**
Risk-related costs	(6)	(6)	-	-	n.m.	(100.0%)
Income from equity affiliates	4	4	-	-	n.m.	n.m.
Pre-tax ordinary income	**881**	**1,052**	**+19.4%**	**325**	**(15.4%)**	**+6.2%**
Extraordinary items + Tax + FGBR	(305)	(351)	+15.1%	(111)	(6.7%)	+16.8%
Net income before goodwill amortisation and integration related costs	**576**	**701**	**+21.7%**	**214**	**(19.2%)**	**+1.4%**
Cost/income ratio	**53.7%**	**49.5%**		**51.9%**		
Allocated capital (€ bn)	**5.0**	**5.5**				

ROE	15.2%	17.2%

Overall **gross operating income** in this segment came in at €1.054 billion, up 19.4% on the first nine months of 2003. This was due to strong net banking income (up 9.4%), coupled with steady operating expenses (up 0.8%).

Net income before goodwill amortisation and integration-related costs totalled €701 million, up 21.7% on the first nine months of 2003. **Annualised ROE** was 17.2%.

In **third-quarter 2004**, this segment completed the integration of its companies and staff. Operating income was up 6.9% compared to the same quarter of 2003, driven by a particularly robust performance in asset management. **Net income before goodwill amortisation and integration-related costs** came to €214 million in Q3-04.

5. CORPORATE AND INVESTMENT BANKING

In the first nine months of 2004, despite tough market conditions, the corporate and investment banking business line generated net income before goodwill amortisation and integration-related costs of €820 million, up 40.9% on the year-earlier period. This increase was due to a sharp reduction in the cost base, coupled with a decline in risk-related costs, which reached an all-time low.

As from early 2004, the corporate and investment banking businesses were heavily impacted by preparations leading to the creation of **Calyon**, followed by an **exceptionally large-scale integration project**.

As a result, 2004 is set to be a transitional year, with contrasting performances between the various business areas.

€ m	9M-03	9M-04	% change 9M-04/ 9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**3,582**	**2,903**	**(19.0%)**	**947**	**(0.6%)**	**(15.7%)**
Operating expenses	(2,339)	(1,973)	(15.6%)	(605)	(7.2%)	(18.7%)
Gross operating income	**1,243**	**930**	**(25.2%)**	**342**	**+13.6%**	**(10.0%)**
Risk-related costs	(405)	(13)	(96.8%)	2	(92.6%)	n.m.
Income from equity affiliates	-	58	n.m.	22	(38.9%)	n.m.
Net income on fixed assets	(2)	44	n.m.	3	x11	-
Pre-tax ordinary income	**836**	**1,019**	**+21.9%**	**369**	**+1.1%**	**+51.9%**
Extraordinary items + Tax + FGBR	(254)	(199)	(21.7%)	(51)	(36.3%)	(36.3%)
Net income before goodwill amortisation and integration related costs	**582**	**820**	**+40.9%**	**318**	**+11.6%**	**+95.1%**
Cost/income ratio	**65.3%**	**68.0%**		**63.9%**		
Allocated capital (€ bn)	**8.4**	**7.7**				
ROE	**10.0%**	**14.2%**				

In the first nine months of 2004, net banking income totalled €2.903 billion, down 19.0% year-on-year, driven by different trends in each business area.
The cost base was significantly reduced. **Operating expenses** fell by 15.6% year-on-year, reflecting more intensive efforts to achieve integration-related synergies. **Gross operating income** totalled €930 million, down 25.2% year-on-year.

Risk-related costs reached an all-time low of €13 million, falling dramatically by 96.8%

year-on-year.

After €44 million in net income on fixed assets, this segment generated €820 million in **net income before goodwill amortisation and integration-related costs**, giving an **annualised ROE of 14.2%.**

In **third-quarter 2004, gross operating income was up 13.6%** on second-quarter 2004 to €342 million. **Net income before goodwill amortisation and integration-related costs** reached €318 million, versus €285 million in the previous quarter.

These results reflect contrasting performances in each business area:

Financing activities

€m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,562**	**1,266**	**(19.0%)**	**396**	**(3.6%)**	**(23.4%)**
Operating expenses	(876)	(662)	(24.4%)	(191)	(5.9%)	(28.7%)
Gross operating income	**686**	**604**	**(12.0%)**	**205**	**(1.4%)**	**(17.7%)**
Risk-related costs	(420)	28	n.m.	7	(87.7%)	n.m.
Income from equity affiliates	-	57	n.m.	21	(41.7%)	n.m.
Net income on fixed assets	(2)	5	n.m.	3	x5	-
Pre-tax ordinary income	**264**	**694**	**x2.6**	**236**	**(22.1%)**	**+63.9%**
Extraordinary items + Tax + FGBR	(82)	(158)	x1.9	(58)	+3.6%	+20.8%
Net income before goodwill amortisation and integration related costs	**182**	**536**	**x2.9**	**178**	**(27.9%)**	**+85.4%**
ROE	**5.3%**	**14.8%**				

Financing activities generated net income before goodwill amortisation and integration-related costs of €536 million, i.e. almost triple (x2.9) the figure for 9M-03, which was impacted by very high risk-related costs.

Financing activities recorded conflicting trends during this nine-month period:

- A satisfactory performance by structured financing activities, accounting for 56% of 9M-04 revenues. Asset financing operations held up well, notably in the shipping and telecoms sectors.
- At the same time, in corporate finance, a continued reduction in weighted assets, in line with the policy introduced several quarters ago.

Expenses fell sharply by 24.4% year-on-year, generating a substantial improvement in the cost/income ratio, which was down 3.8 percentage points compared to the first nine months of 2003, reaching 48% in third-quarter 2004. **Gross operating income** totalled €604 million in the first nine months of 2004.

Risk-related costs registered a €28 million net reversal over the period, while sector provisions remained unchanged.

After taking into account the contribution from Al Bank Al Saudi Al Fransi (BSF), which was transferred into the financing business in 2004, **income from equity affiliates** came to €57 million in the first nine months of 2004. **Annualised ROE** was 14.8%.

In third-quarter 2004, revenues held steady, while operating expenses continued to decline (down 5.9% on second-quarter 2004). Gross operating income amounted to €205 million (down 1.4% on the second quarter), while **net income before goodwill amortisation and**

integration-related costs came in at €178 million.

Capital markets and investment banking

€m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,020**	**1,637**	**(19.0%)**	**551**	**+1.7%**	**(9.2%)**
Operating expenses	(1,463)	(1,311)	(10.4%)	(414)	(7.8%)	(13.0%)
Gross operating income	**557**	**326**	**(41.5%)**	**137**	**+47.3%**	**+4.6%**
Risk-related costs	15	(41)	n.m.	(5)	n.m.	n.m.
Income from equity affiliates	-	1	n.m.	1	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	-	n.m.	n.m.
Pre-tax ordinary income	**572**	**325**	**(43.2%)**	**133**	**x2.1**	**+34.3%**
Extraordinary items + Tax + FGBR	(172)	(41)	(76.2%)	7	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**400**	**284**	**(29.0%)**	**140**	**x3.7**	**x2.1**
ROE	**18.0%**	**13.3%**				

In the first nine months of 2004, **net banking income** totalled €1.637 billion, down 19.0% year-on-year due to internal reorganisation and less buoyant conditions in the capital markets business compared to 2003, especially in equity and fixed-income derivatives. Performances in trading and equity derivatives improved in Q3-04 after a low point in Q2-04, while the equity brokerage business confirmed its return to profits.

Operating expenses were down 10.4% to €1.311 billion, while **gross operating income** fell 41.5% to €326 million.

In Q3-04, **private equity** business realised €120 million of capital gains.

Risk-related costs totalled €41 million and mainly covered listed investments in the private equity portfolio.

After a €39 million gain from the sale of securities, **net income before goodwill amortisation and integration-related costs** totalled €284 million, falling by 29.0% versus the first nine months of 2003 and generating an annualised **ROE** of 13.3%.

In third-quarter 2004, net banking income was up slightly, by 1.7%, while operating expenses were down 7.8%. As a result, **gross operating income** increased by 47.3% to €137 million over the quarter. **Net income before goodwill amortisation and integration-related costs** came to €140 million, increasing 3.7-fold compared to second-quarter 2004.

6. INTERNATIONAL RETAIL BANKING

Net income in the international retail banking business rose sharply, driven by an excellent performance from equity affiliates. Net income before goodwill amortisation totalled €246 million in the first nine months of 2004, up 52.8% year-on-year.

€m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**276**	**256**	**(7.2%)**	**70**	**(29.3%)**	**(21.3%)**
Operating expenses	(217)	(204)	(6.0%)	(54)	(32.5%)	(23.9%)
Gross operating income	**59**	**52**	**(11.9%)**	**16**	**(15.8%)**	**(11.1%)**

Risk-related costs	(38)	(10)	(73.7%)	3	n.m.	n.m.
Income from equity affiliates	152	209	+37.5%	70	+32.1%	+32.1%
Pre-tax ordinary income	**173**	**251**	**+45.1%**	**89**	**+41.3%**	**+67.9%**
Extraordinary items + Tax + FGBR	(12)	(5)	(58.3%)	1	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**161**	**246**	**+52.8%**	**90**	**+40.6%**	**+80.0%**
Cost/income ratio	78.6%	79.7%		77.1%		
Allocated capital (€ bn)	2.4	2.4				
ROE	9.5%	14.3%				

This strong improvement stems from **Banca Intesa**'s contribution, which increased sharply to €169 million in the first nine months of 2004, up 64.1% year-on-year.
During third-quarter 2004, the Group sold a 42% equity stake in **Banque Libano Française** (BLF). It has retained a 9% stake in this bank. Like-for-like gross operating income grows by 19.4% year to year.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from proprietary asset management and other activities was reduced to €314 million in the first nine months of 2004, compared to €447 million in the first nine months of 2003.

This improvement stems from a €293 million increase in net banking income, mainly due to a €40 million reversal of provisions on the proprietary equity book, versus €180 million of additions to provisions in the year-earlier period.

This division also saw an increase in financing costs (up €24 million year-on-year), resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**(496)**	**(203)**	**(59.1%)**	**(81)**	**n.m.**	**(56.7%)**
Operating expenses	(305)	(386)	+26.6%	(156)	+26.8%	+54.5%
Gross operating income	**(801)**	**(589)**	**(26.5%)**	**(237)**	**x2.1**	**(17.7%)**
Risk-related costs	21	(16)	n.m.	10	n.m.	+42.9%
Income from equity affiliates	1	4	x4	7	n.m.	n.m.
Net income on fixed assets	(69)	58	n.m.	55	+37.5%	x3.7
Pre-tax ordinary income	**(848)**	**(543)**	**(36.0%)**	**(165)**	**+63.4%**	**(40.9%)**
Extraordinary items +Tax + FGBR	401	229	(42.9%)	68	n.m.	(47.7%)
Net income before goodwill amortisation and integration related costs	**(447)**	**(314)**	**(29.8%)**	**(97)**	**+9.0%**	**(34.9%)**

Crédit Agricole Group Consolidated Results

In the first nine months of 2004, the Crédit Agricole Group generated net income (Group share) of €3.6 billion before goodwill and integration-related costs, representing a year-on-year increase of 32.6%.

This increase was mainly due to robust organic growth, with gross operating income up 4.8% to €6.4 billion and risk-related costs down 29.6% year-on-year.
Total shareholders' equity (Group share) plus the Fund for General Banking Risks amounted to €45.6 billion at end-September 2004. The solvency ratio was 10.1% (Tier 1 ratio: 7.9%).

Group financial data

€ m	9M-03	9M-04	% change 9M-04/ 9M-03
Net banking income	**17,421**	**17,910**	**+2.8%**
Operating expenses	(11,513)	(11,529)	+1.4%
Gross operating income	**5,908**	**6,381**	**+4.8%**
Risk-related costs	(1,316)	(926)	(29.6%)
Income from equity affiliates	157	269	+71.3%
Net income on fixed assets	(99)	61	n.m.
Pre-tax ordinary income	**4,650**	**5,785**	**+24.4%**
Integration-related costs	-	(225)	n.m.
Extraordinary items	(126)	(115)	(8.7%)
Tax	(1,525)	(1,767)	+15.9%
Goodwill amortisation	(547)	(551)	+0.7%
FGBR	(23)	22	n.m.
Net income	**2,429**	**3,149**	**+29.6%**
Net income - Group share	**2,193**	**2,938**	**+34.0%**
Net income before goodwill amortisation and integration-related costs	**2,740**	**3,634**	**+32.6%**

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1 C

Pricing Supplement relating to the issuance of $10,000,000
Multi Callable Range Accrual Notes due December 30, 2016

January 14, 2005

23 DECEMBER 2004

UPDATED ON 14 JANUARY 2005 FOR LISTING PURPOSES AS FOLLOWS:

Crédit Agricole S.A.
acting through its London Branch

Issue of USD 10,000,000 Multi Callable Range Accrual Notes
due 30 December 2016 (the "Notes")
under the U.S.$20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	London branch
2	(i)	Series Number:	89
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		US dollars ("**USD**")
4	Aggregate Nominal Amount:		USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 500,000
7	(i)	Issue Date:	30 December 2004
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		30 December 2016
9	Interest Basis:		Fixed Rate as further provided in paragraph 16 hereafter
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Applicable as further provided in paragraph 16 hereafter
12	Put/Call Options:		Call as further provided in paragraph 21 hereafter
13	Status of the Notes:		Unsubordinated
14	Listing:		Luxembourg
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16 Fixed Rate Note Provisions — Applicable

(i) Rates of Interest: See paragraph 16 (iii) below

(ii) Interest Payment Date(s): 30 March, 30 June, 30 September and 30 December in each year commencing on 30 March 2005 adjusted in accordance with the Modified Following Business Day Convention

(iii) Fixed Coupon Amounts: The Fixed Coupon Amount payable in respect of each Note on each Interest Payment Date shall be an amount in USD, calculated by the Calculation Agent, equal to the product of the following formula:

$$P \times R \times A$$

Where:

"**P**" means USD 500,000;

"**R**" means the Interest Rate calculated in the manner set out below; and

"**A**" means the Day Count Fraction.

The Interest Rate in respect of the relevant Interest Period shall be a rate determined by the Calculation Agent in accordance with the following formula:

$$I \times N/M$$

Where:

"**I**" equals:

(1) 9.8 per cent. in respect of the period from and including the Issue Date up to but excluding 30 December 2005; and

(2) 6.5 per cent. in respect of the period from and including 30 December 2005 up to but excluding the Maturity Date;

"**N**" is the total number of days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate (as defined below) is equal to or greater than zero and less than or equal to X, as specified in the following table:

Interest Periods		X (per cent.)
From (and including)	To (but excluding)	
30/12/2004	30/12/2005	5.00
30/12/2005	30/12/2016	7.00

"**M**" is the total number of calendar days in the relevant Interest Period;

		"**Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in USD in London and New York; and "**Reference Rate**" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline Telerate Page 3750 at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a Business Day, the Reference Rate for that day will be the Reference Rate on the immediately preceding Business Day and (ii) the Reference Rate applicable five Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remaining days in such Interest Period. If such rate does not appear at the time and day designated above in respect of any day in the Interest Period, the Calculation Agent shall determine the Reference Rate by requesting the principal London office of each of four major banks in the London interbank market (the "**Reference Banks**") to provide a quotation for the rate at which deposits in USD were offered to prime banks in the London interbank market for a period of 6 months at approximately 11:00 a.m. London time on such day. If at least two such quotations are provided, the Reference Rate will be the arithmetic mean of the quotations; if fewer than two quotations are provided as requested in respect of any day in the Interest Period, the Reference Rate on such day will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, for loans in USD for a period of 6 months to leading European banks.
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 5(j)):	30/360 (unadjusted)
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	See paragraph 16 (iii) above
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable

19	Index Linked Interest Note Provisions		Not Applicable
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Applicable. The Issuer may redeem the Notes in whole (but not in part) at their Optional Redemption Amount on any of the Optional Redemption Dates.
	(i)	Optional Redemption Date(s):	Any Interest Payment Date
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 500,000 per Note of USD 500,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	At least 5 Business Days (as defined in paragraph 16 (iii)) prior to the relevant Optional Redemption Date
22	Put Option		Not Applicable
23	Final Redemption Amount of each Note		USD 500,000 per Note of USD 500,000 specified denomination
24	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	(ii)	Applicable TEFRA exemption:	D rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor	No
26	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and New York
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures.
28	Details relating to Partly Paid Notes:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream Luxembourg or any other clearing system, notwithstanding Condition 14, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		The Royal Bank of Scotland plc
35	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0208890631

37	Common Code:	020889063
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39 Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of [•], producing a sum of (for Notes not denominated in U.S. dollars):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Updated Pricing Supplement Signed on behalf of the Issuer on 14 JANUARY 2005:

acting through its London branch

By: ______________________
Duly authorised

RECENT DEVELOPMENTS

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Results for First Nine Months of 2004 *(press release dated 17 November 2004)*

- **Gross operating income** — **€2,895 million (+7.3%)**
- **Pre-tax ordinary income** — **€3,366 million (+38.1%)**
- **Net income - Group share:**
  - before goodwill and integration-related costs — **€2,407 million (+46.4%)**
  - after goodwill and integration-related costs — **€1,728 million (+54.8%)**

Annualised ROE: 13.75% (+4 percentage points)

Third-quarter 2004 results

- **Net income - Group share:**
  - before goodwill and integration-related costs — **€874 million (+51.5%)**
  - after goodwill and integration-related costs — **€653 million (+70.9%)**

Payment, on 16 December 2004, of an advance on the next dividend of €0.30 per share

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 17 November 2004 to approve the results for the first nine months of 2004. These results confirm the positive earnings momentum achieved in the first half, with gross operating income up 7.3% year-on-year to €2,895 million and pre-tax ordinary profit up 38.1% to €3,366 million.

In third-quarter 2004 alone, gross operating income increased by 4.6% year-on-year, pre-tax ordinary income by 36.9% and net income (Group share) by 70.9%.

During the third quarter, the Group pressed ahead with its Crédit Lyonnais integration process. The synergies achieved (€300 million at end-September) are ahead of schedule, mainly due to measures taken in the Calyon subsidiary.

The Board of Directors has decided to distribute an advance on the next dividend of €0.30 per share (€0.45 after the tax credit), payable on 16 December 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income (Group share) for the first nine months of 2004 came to €1,728 million, up 54.8% on the year-earlier period. Net income before goodwill amortisation and integration-related costs rose by 46.4% to €2,407 million.

This performance mainly stems from an improvement in operating income, risk-related costs and the contribution from equity affiliates.

Gross operating income totalled €2,895 million, up 7.3% on the first nine months of 2003, driven by a combination of:

- 0.7% growth in **net banking income** to €9,351 million: a strong commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a revenue decline in corporate and investment banking;
- a 2.1% decrease in **operating expenses** to €6,456 million, reflecting the synergies derived from Crédit Lyonnais' integration with the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2 percentage points to 69.0%, compared with 71.0% in the first nine months of 2003.

Risk-related costs came to €434 million, a sharp decrease of 46.1% on the first nine months

of 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 30.1% to €803 million, versus €617 million at end-September 2003. This sharp growth was fuelled by increased contributions from the Regional Banks (up 16.7% to €532 million before tax on dividends, versus €456 million at end-September 2003) and from Banca Intesa (€169 million, versus €103 million at end-September 2003).

Pre-tax ordinary income rose by 38.1% year-on-year to €3,366 million.

Net Income - Group share, before goodwill amortisation and integration-related costs, increased by 46.4% to €2,407 million, giving an annualised ROE of 13.75% (up 4 percentage points year-on-year).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**9,290**	**9,351**	**+0.7%**	**3,053**	**(6.1%)**	**(0.3%)**
Operating expenses	(6,593)	(6,456)	(2.1%)	(2,115)	(2.4%)	(2.3%)
Gross operating income	**2,697**	**2,895**	**+7.3%**	**938**	**(13.3%)**	**+4.6%**
Risk-related costs	(805)	(434)	(46.1%)	(110)	(14.1%)	(57.5%)
Income from equity affiliates	617	803	+30.1%	267	+17.1%	+43.5%
Net income on fixed assets	(71)	102	n.m.	58	+41.5%	x3.2
Pre-tax ordinary income	**2,438**	**3,366**	**+38.1%**	**1,153**	**(5.7%)**	**+36.9%**
Integration-related costs		**(225)**	n.m.	(54)	n.m.	**n.m.**
Net income	**1,366**	**1,958**	**+41.3%**	**726**	**+11.7%**	**+52.5%**
Net income - Group share	**1,116**	**1,728**	**+54.8%**	**653**	**+14.8%**	**+70.9%**
Net income - Group share before goodwill and integration-related costs	**1,644**	**2,407**	**+46.4%**	**874**	**+6.2%**	**+51.5%**

Third-quarter 2004 operating income was up 4.6% on third-quarter 2003, driven by a continued decline in operating expenses (down 2.3%). **Net income - Group share, before goodwill amortisation and integration-related costs** rose by 51.5% to €874 million, owing to a sharp 57.5% decline in risk-related costs during the quarter and a 43.5% increase in the contribution from equity affiliates.

Financial Position

Crédit Agricole S.A. Group's shareholders' equity group share (excluding FGBR) amounted to €24.7 billion at end-September 2004, up 4.9% compared to end-December 2003.

Risk-weighted assets totalled €216.6 billion.

The overall solvency ratio was 8.4% (Tier 1: 8.0%).

Results by Business Line

During the first nine months of 2004, Crédit Agricole S.A.'s six business lines delivered strong growth of 25% in their contribution to Group net income before goodwill and integration-related costs (€2,951 million). They generated an **annualised ROE of 17.1%**.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded further robust growth in business levels during the first nine months of 2004. This commercial momentum continued to be fuelled by: (i) strong new mortgage lending; (ii) an innovative strategy to win new customers, including the *Mozaïc* PC offer aimed at younger customers; and (iii) the launch of an ambitious auto campaign combining insurance with loans. Lastly, driven by a massive campaign to promote retirement savings products, launched early

in the year, the Regional Banks sold 290,000 PERPs (tax-efficient personal pension plans), achieving a 36% market share by end-September 2004. Life insurance products also proved very popular with customers.

Customer assets (excluding equities and bonds) enjoyed strong growth, rising by €22.5 billion (or 6.7%) to €358.9 billion over the twelve months to end-September 2004.
The robust 5.1% increase in bank deposits was again driven by a continued strong rise in sight deposits (up 6.4% to €60.6 billion) and particularly sharp growth in passbook deposits (up 9.9% to €51.5 billion).
Amounts outstanding in life insurance policies sold by the Regional Banks continued to increase sharply, rising by 11.7% to €95.1 billion in the twelve months to end-September 2004. Mutual fund investments increased by 4.4% year-on-year, despite adverse market conditions.

Lending continued to grow fast, both in terms of new business and outstanding loans, particularly in the mortgage segment.
New medium and long-term lending totalled €35.9 billion, up 20.5% on the first nine months of 2003. Growth in new mortgage lending came close to 28% over the period.
The Regional Banks had €235.8 billion of loans outstanding at end-September 2004, a year-on-year increase of 8.8% or €19 billion. This growth in lending stems from all segments, with the strongest rise coming from mortgage loans (up 12.9% year-on-year) and local authority finance posting an excellent performance (up 11.5%).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q3-03
Income from equity affiliates	456	532	+16.7%	170	+16.4%
Pre-tax ordinary income	**456**	**532**	**+16.7%**	**170**	+16.4%
Extraordinary items + Tax + FGBR	(41)*	(60)*	+46.3%	-	
Net income before goodwill amortisation	**415**	**472**	**+13.7%**	**170**	+16.4%
Allocated capital (€ bn)	**3.0**	**3.2**			
ROE	**17.0%**	**18.3%**			

* Tax impact of dividends received from Regional Banks

In the first nine months of 2004, **gross operating income** for the 42 Regional Banks (accounted for under the equity method) grew sharply by 7% to €3.7 billion, fuelled by two positive factors:

- a significant increase in **net banking income,** which rose to €8.5 billion, up 4.3% year-on-year (or 3.6% excluding investment of equity). This growth is due to a substantial rise in fee income (up 8.4% to €2.9 billion), which was driven by all fee categories, but mainly by the success of the 'Compte Service' current account package (nearly 8 million sold so far). This success reflects the increase in the number of deposit accounts held by individual customers (up 1.2% year-on-year), while the average number of products per current account holder remained high (7.5 at end-September 2004).
- tight control over **operating expenses**, which increased by only 2.3% year-on-year. The **cost/income ratio** fell by 0.8 points from 60.2% to 59.4% in the twelve months to end-September 2004.

Despite a depressed economic background, **the cost of credit risk** continued to decline, reaching 25 basis points at end-September 2004, versus 30bp at end-September 2003 and 28bp at end-June 2004. Doubtful loans amounted to 3.7% of total loans outstanding (compared to 4.1% a year earlier), while provisioning against bad and doubtful debts increased to 69.2%.

As a result, **aggregate net income** of the Regional Banks (**equity-accounted** at 25%) increased by 16.7% to €532 million, while their **contribution to Crédit Agricole S.A.'s overall net income** before goodwill amortisation rose by 13.7% to €472 million, after tax paid on dividends from CCI and CCA.

Annualised ROE stood at 18.3%.

In **third-quarter 2004, gross operating income** from the Regional Banks was up 3.5% year-on-year. The contribution on an **equity-accounted basis** came to €170 million, a rise of 16.4% on Q3-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,419**	**2,529**	**+4.5%**	**837**	**(2.6%)**	**+0.7%**
Operating expenses	(1,789)	(1,846)	+3.2%	(612)	(2.2%)	+3.0%
Gross operating income	**630**	**683**	**+8.4%**	**225**	**(3.4%)**	**(5.1%)**
Risk-related costs	(130)	(113)	(13.1%)	(37)	+15.6%	+8.8%
Pre-tax ordinary income	**500**	**570**	**+14.0%**	**188**	**(6.5%)**	**(7.4%)**
Extraordinary items + Tax + FGBR	(157)	(172)	+9.6%	(57)	(5.0%)	(10.9%)
Net income before goodwill amortisation	**343**	**398**	**+16.0%**	**131**	**(7.1%)**	**(5.8%)**
Cost/income ratio	**73.9%**	**73.0%**		**73.1%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**21.5%**	**23.7%**				

The Crédit Lyonnais network made a much stronger net income contribution (up 16.0%), driven by tight control over risks and expenses. The robust commercial performance in the first nine months of 2004 was reflected by significant expansion in the customer base, with the number of accounts reaching a seven-year peak of around 4,275,000 and the number of new accounts opened rising by 10% year-on-year.

Customer deposits and loans outstanding continued to grow in the first nine months of 2004.

Customer assets rose by 5.4% to €114.1 billion in the twelve months to end-September 2004, fuelled by:

- a rise in bank deposits, driven by a strong increase in sight deposits (up 5.5%) and continued sharp growth in passbook accounts (up 16.3%), notably following the success of the *Cerise* passbook;
- continued growth momentum in life insurance, with in-force business up 9.5% year-on-year to €29 billion;
- the successful placing of IPOs launched in early summer of 2004 (bioMérieux, Snecma, Pages Jaunes).

Loans outstanding increased by 6.4% to €46.6 billion in the twelve months to end-September 2004, driven by a sharp increase in mortgage loans (up 11.1% year-on-year), with new mortgage lending still very strong (up 22% on the first nine months of 2003). Outstanding professional loans (which now include short-term as well as medium-term loans) posted a further 6% year-on-year increase. SME loans were down 3.7%, due to a lower demand for short term loans.

Fuelled by a strong commercial drive, **net banking income** from the Crédit Lyonnais network totalled €2,529 million in the first nine months of 2004, rising by 4.5% year-on-year (or 5.6% on a like-for-like basis). This increase stems from two positive trends:

- an increase in **fee income,** which was up 5.1% year-on-year (or 8.1% on a like-for-like basis), owing to a robust performance in insurance, new lending and IPO placements. Excluding the impact of the Prédica/UAF merger on the network, fee income was up 8.9%.
- a 4.0% increase in the **interest margin**, which benefited from the positive impact of

volumes and interest rates on funding.

Operating expenses remained under control, rising by 3.2% as a result of the network's sales development strategy. On a like-for-like basis, operating expenses were up 1.6%, due to investments in commercial capability (new branches, call centres, etc.). Excluding these factors, operating expenses held steady.
The **cost/income ratio** improved by 0.9 percentage points year-on-year to 73%.

Risk-related costs have stabilised since the beginning of 2004, reaching 42 basis points at end-September 2004 versus 49bp a year earlier.

Gross operating income came to €683 million in the first nine months of 2004, rising sharply by 8.4% (or 18.2% on a like-for-like basis).

Annualised ROE was 23.7%, up 2.2 percentage points on the first nine months of 2003.

In **third-quarter 2004, gross operating income** fell to €225 million versus €237 million in third-quarter 2003 (but, on a like-for-like basis, gross operating income was up 12%).

Risk-related costs totalled €37 million, in line with their third-quarter 2003 level (€34 million).
Net income before goodwill amortisation came to €131 million, versus €139 million in Q3-2003.

3. SPECIALISED FINANCIAL SERVICES

The specialised financial services business continued to grow sharply, driven by consumer lending, especially abroad.

In third-quarter 2004, Crédit Agricole S.A. increased its stake in Credibom (Portugal) from 85% to 100%.

Consumer credit outstandings –handled by Sofinco, Finaref and Lukas – rose by a further 12.8% to €30.5 billion at end-September 2004. Growth was particularly strong outside France, with outstandings up 26.9% excluding Dan'Aktiv, which was acquired in second-quarter 2004.
This increase was driven by a 9.5% rise in loan origination compared with the year-earlier period. Growth was much faster abroad (up 24.2%) than in France (up 4.3% year-on-year).
In France, the 7.9% increase in oustandings was underpinned by: (i) the growth in loans distributed directly (up €2.6 billion in the twelve months to end-September 2004); (ii) the ongoing build-up of the Sofinco/Crédit Lyonnais partnership (up 26.7%); and (iii) greater cooperation with the Regional Banks (up 10.3% year-on-year).
The foreign subsidiaries now account for nearly 27% of total consumer credit outstandings compared to less than 24% in the year-earlier period.

Net banking income *was up 14.1% year-on-year, due to a strong rise in volumes, and in* spite of very stiff competition, which depressed margins. **Operating expenses** rose by 13.7%, mainly fuelled by international expansion and a change in the consolidation method used for Credibom.
Gross operating income increased by 14.6% to €666 million at end-September 2004. Excluding Neiertz discount, Crédibom and Dan'Aktiv, net banking income was up 9.3%, operating expenses rose by 11.0% and gross operating income increased by 8.9%.

Risk-related costs totalled €250 million at end-September 2004 versus €209 million a year earlier, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€23 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: €7 million).

Excluding these factors, risk-related costs remained under control, rising by 5.3% year-on-year, below the rate of revenue growth.

Net income before goodwill amortisation was €260 million, up 5.7% year-on-year. There was a sharp 38.2% increase in the contribution from European subsidiaries on a like-for-like basis.

Consumer credit accounted 84% of earnings in the specialised financial services business.

Against a sluggish economic background, **lease finance outstandings** totalled €12.7 billion, showing a slight acceleration compared to first-half 2004 (up 1.2% at end-September vs 0.9% at end-June 2004). This growth was driven by property and vehicle leasing.
Net income before goodwill amortisation came to €41 million for the first nine months of 2004 (up 2.5% year-on-year), including €18 million in the third quarter (up 20% compared to the second quarter).

In the **factoring** business, Crédit Agricole signed an agreement in the third quarter to purchase Euler Hermès' 49% stake in Eurofactor at end-2004.
Revenues (factored receivables) posted a sharp improvement of 6.1% year-on-year, while oustandings were up 8.6%, mainly fuelled by business abroad (up 23.1%), especially in Germany.
Risk-related costs were down to €5 million at end-September 2004. **Net income before goodwill amortisation** was €11 million, versus €1 million in the year-earlier period.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,602**	**1,780**	**+11.1%**	**604**	**+0.7%**	**+7.9%**
Operating expenses	(919)	(1,015)	+10.4%	(337)	(2.0%)	+7.3%
Gross operating income	**683**	**765**	**+12.0%**	**267**	**+4.3%**	**+8.5%**
Risk-related costs	(247)	(276)	+11.7%	(88)	(5.4%)	+15.8%
Income from equity affiliates	4	(4)	n.m.	(2)	(33.3%)	n.m.
Pre-tax ordinary income	**440**	**485**	**+10.2%**	**177**	**+10.6%**	**+4.1%**
Extraordinary items + Tax + FGBR	(156)	(171)	+9.6%	(56)	(1.8%)	(5.1%)
Net income before goodwill amortisation and integration-related costs	**284**	**314**	**+10.6%**	**121**	**+17.5%**	**+9.0%**
Cost/income ratio	**57.4%**	**57.0%**		**55.8%**		
Allocated capital (€ bn)	**1.7**	**1.9**				
ROE	**22.4%**	**21.8%**				

In this segment as a whole, **net banking income** was up significantly by 11.1% year-on-year to €1.780 billion. Expenses increased by 10.4% to €1.015 billion. As a result, **gross operating income** rose by 12% to €765 million.
Net income before goodwill amortisation and integration-related costs was up 10.6% to €314 million. **Annualised ROE** was 21.8%.

In **third-quarter 2004, gross operating income** rose by 8.5% year-on-year to €267 million, driven by 7.9% growth in net banking income, which more than offset the 7.3% increase in operating expenses fuelled by international expansion in the consumer credit business. **Net income before goodwill amortisation and integration-related costs** came in at €121 million, up 9% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management and insurance business lines significantly increased their contribution to Group earnings. During the third quarter, this segment completed the mergers between its main subsidiaries (CAAM/CLAM and Predica/UAF).
Assets under management (AUM) were up nearly €36 billion year-on-year, mainly fuelled by strong growth in new life insurance inflows. Total assets under management (excluding double counting) came to €399 billion at end-September 2004. Q3-04 performance was impacted by a favourable environment for arbitrage transactions (Sarkozy law, IPOs and PERPs) and the disposal of the private asset management business in Italy.

Growth was particularly strong in **asset management**, with AUM rising by €38.9 billion over

the first nine months of 2004. This performance stems from: (i) new inflows, including around €20 billion in assets previously managed by UAF and now managed by CAAM from third-quarter 2004; and (ii) market effect of €6.4 billion.
The international asset management business (e.g. Japan and Spain) posted robust growth in the third quarter, with assets under management up 55.6% versus end-September 2003.
Overall, margins in the asset management business were boosted by the growing proportion of bond and alternative investments.

The **private banking** business increased assets under management by 3.4% year-on-year, on a like-for-like basis, i.e. excluding the sale to Intesa of the Italian private banking business, which managed €1.6 billion in assets. Compared to end-December 2003, assets under management were up €1.7 billion on a like-for-like basis, reflecting: (i) €0.4 billion in net new inflows; (ii) a slight upturn in the equity markets; and (iii) the positive impact of exchange rates.

The **life insurance** subsidiaries maintained an excellent business performance. Overall premium income was up 7.8%, or 8.4% for unit-linked policies alone. Assets under management totalled €125.5 billion, up 9.6% year-on-year, fuelled by both Euro based policies (up 9.7%) and unit-linked ones (up 8.9%).

The **property & casualty insurance** business continued to expand very rapidly, with the overall portfolio growing by 14.6% year-on-year. Premium income was up 17.2% year-on-year, supported by robust performances in comprehensive household insurance and personal accident policies. The claims ratio fell to 56.5% over the first nine months 2004 versus 66.6% on the year earlier period, while the combined ratio was an excellent 93.8%.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,907**	**2,086**	**+9.4%**	**676**	**(7.4%)**	**+4.8%**
Operating expenses	(1,024)	(1,032)	+0.8%	(351)	+2.3%	+2.9%
Gross operating income	**883**	**1,054**	**+19.4%**	**325**	**(16.0%)**	**+6.9%**
Risk-related costs	(6)	(6)	-	-	n.m.	(100.0%)
Income from equity affiliates	4	4	-	-	n.m.	n.m.
Pre-tax ordinary income	**881**	**1,052**	**+19.4%**	**325**	**(15.4%)**	**+6.2%**
Extraordinary items + Tax + FGBR	(305)	(351)	+15.1%	(111)	(6.7%)	+16.8%
Net income before goodwill amortisation and integration related costs	**576**	**701**	**+21.7%**	**214**	**(19.2%)**	**+1.4%**
Cost/income ratio	**53.7%**	**49.5%**		**51.9%**		
Allocated capital (€ bn)	**5.0**	**5.5**				
ROE	**15.2%**	**17.2%**				

Overall **gross operating income** in this segment came in at €1.054 billion, up 19.4% on the first nine months of 2003. This was due to strong net banking income (up 9.4%), coupled with steady operating expenses (up 0.8%).

Net income before goodwill amortisation and integration-related costs totalled €701 million, up 21.7% on the first nine months of 2003. **Annualised ROE** was 17.2%.

In **third-quarter 2004**, this segment completed the integration of its companies and staff. Operating income was up 6.9% compared to the same quarter of 2003, driven by a particularly robust performance in asset management. **Net income before goodwill amortisation and integration-related costs** came to €214 million in Q3-04.

5. CORPORATE AND INVESTMENT BANKING

In the first nine months of 2004, despite tough market conditions, the corporate and investment banking business line generated net income before goodwill amortisation and integration-related costs of €820 million, up 40.9% on the year-earlier period. This increase was due to a sharp reduction in the cost base, coupled with a decline in risk-related costs, which reached an all-time low.

As from early 2004, the corporate and investment banking businesses were heavily impacted by preparations leading to the creation of **Calyon**, followed by an **exceptionally large-scale integration project**.

As a result, 2004 is set to be a transitional year, with contrasting performances between the various business areas.

€ m	9M-03	9M-04	% change 9M-04/ 9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**3,582**	**2,903**	**(19.0%)**	**947**	**(0.6%)**	**(15.7%)**
Operating expenses	(2,339)	(1,973)	(15.6%)	(605)	(7.2%)	(18.7%)
Gross operating income	**1,243**	**930**	**(25.2%)**	**342**	**+13.6%**	**(10.0%)**
Risk-related costs	(405)	(13)	(96.8%)	2	(92.6%)	n.m.
Income from equity affiliates	-	58	n.m.	22	(38.9%)	n.m.
Net income on fixed assets	(2)	44	n.m.	3	x11	-
Pre-tax ordinary income	**836**	**1,019**	**+21.9%**	**369**	**+1.1%**	**+51.9%**
Extraordinary items + Tax + FGBR	(254)	(199)	(21.7%)	(51)	(36.3%)	(36.3%)
Net income before goodwill amortisation and integration related costs	**582**	**820**	**+40.9%**	**318**	**+11.6%**	**+95.1%**
Cost/income ratio	**65.3%**	**68.0%**		**63.9%**		
Allocated capital (€ bn)	**8.4**	**7.7**				
ROE	**10.0%**	**14.2%**				

In the first nine months of 2004, net banking income totalled €2.903 billion, down 19.0% year-on-year, driven by different trends in each business area.
The cost base was significantly reduced. **Operating expenses** fell by 15.6% year-on-year, reflecting more intensive efforts to achieve integration-related synergies. **Gross operating income** totalled €930 million, down 25.2% year-on-year.

Risk-related costs reached an all-time low of €13 million, falling dramatically by 96.8% year-on-year.

After €44 million in net income on fixed assets, this segment generated €820 million in **net income before goodwill amortisation and integration-related costs**, giving an **annualised ROE of 14.2%**.

In **third-quarter 2004, gross operating income was up 13.6%** on second-quarter 2004 to €342 million. **Net income before goodwill amortisation and integration-related costs** reached €318 million, versus €285 million in the previous quarter.
These results reflect contrasting performances in each business area:

Financing activities

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03

Net banking income	1,562	1,266	(19.0%)	396	(3.6%)	(23.4%)
Operating expenses	(876)	(662)	(24.4%)	(191)	(5.9%)	(28.7%)
Gross operating income	**686**	**604**	**(12.0%)**	**205**	**(1.4%)**	**(17.7%)**
Risk-related costs	(420)	28	n.m.	7	(87.7%)	n.m.
Income from equity affiliates	-	57	n.m.	21	(41.7%)	n.m.
Net income on fixed assets	(2)	5	n.m.	3	x5	-
Pre-tax ordinary income	**264**	**694**	**x2.6**	**236**	**(22.1%)**	**+63.9%**
Extraordinary items + Tax + FGBR	(82)	(158)	x1.9	(58)	+3.6%	+20.8%
Net income before goodwill amortisation and integration related costs	**182**	**536**	**x2.9**	**178**	**(27.9%)**	**+86.4%**
ROE	5.3%	14.8%				

Financing activities generated net income before goodwill amortisation and integration-related costs of €536 million, i.e. almost triple (x2.9) the figure for 9M-03, which was impacted by very high risk-related costs.

Financing activities recorded conflicting trends during this nine-month period:

- A satisfactory performance by structured financing activities, accounting for 56% of 9M-04 revenues. Asset financing operations held up well, notably in the shipping and telecoms sectors.
- At the same time, in corporate finance, a continued reduction in weighted assets, in line with the policy introduced several quarters ago.

Expenses fell sharply by 24.4% year-on-year, generating a substantial improvement in the cost/income ratio, which was down 3.8 percentage points compared to the first nine months of 2003, reaching 48% in third-quarter 2004. **Gross operating income** totalled €604 million in the first nine months of 2004.

Risk-related costs registered a €28 million net reversal over the period, while sector provisions remained unchanged.

After taking into account the contribution from Al Bank Al Saudi Al Fransi (BSF), which was transferred into the financing business in 2004, **Income from equity affiliates** came to €57 million in the first nine months of 2004. **Annualised ROE** was 14.8%.

In third-quarter 2004, revenues held steady, while operating expenses continued to decline (down 5.9% on second-quarter 2004). Gross operating income amounted to €205 million (down 1.4% on the second quarter), while **net income before goodwill amortisation and integration-related costs** came in at €178 million.

Capital markets and investment banking

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,020**	**1,637**	**(19.0%)**	**551**	**+1.7%**	**(9.2%)**
Operating expenses	(1,463)	(1,311)	(10.4%)	(414)	(7.8%)	(13.0%)
Gross operating income	**557**	**326**	**(41.5%)**	**137**	**+47.3%**	**+4.6%**
Risk-related costs	15	(41)	n.m.	(5)	n.m.	n.m.
Income from equity affiliates	-	1	n.m.	1	n.m.	n.m.
Net income on fixed assets	-	39	n.m.	-	n.m.	n.m.
Pre-tax ordinary income	**572**	**325**	**(43.2%)**	**133**	**x2.1**	**+34.3%**
Extraordinary items + Tax + FGBR	(172)	(41)	(76.2%)	7	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**400**	**284**	**(29.0%)**	**140**	**x3.7**	**x2.1**
ROE	18.0%	13.3%				

In the first nine months of 2004, **net banking income** totalled €1.637 billion, down 19.0% year-on-year due to internal reorganisation and less buoyant conditions in the capital markets business compared to 2003, especially in equity and fixed-income derivatives. Performances in trading and equity derivatives improved in Q3-04 after a low point in Q2-04, while the equity brokerage business confirmed its return to profits.

Operating expenses were down 10.4% to €1.311 billion, while **gross operating income** fell 41.5% to €326 million.

In Q3-04, **private equity** business realised €120 million of capital gains.

Risk-related costs totalled €41 million and mainly covered listed investments in the private equity portfolio.

After a €39 million gain from the sale of securities, **net income before goodwill amortisation and integration-related costs** totalled €284 million, falling by 29.0% versus the first nine months of 2003 and generating an annualised **ROE** of 13.3%.

In **third-quarter 2004,** net banking income was up slightly, by 1.7%, while operating expenses were down 7.8%. As a result, **gross operating income** increased by 47.3% to €137 million over the quarter. **Net income before goodwill amortisation and integration-related costs** came to €140 million, increasing 3.7-fold compared to second-quarter 2004.

6. INTERNATIONAL RETAIL BANKING

Net income *in the international retail banking business rose sharply, driven by an excellent* performance from equity affiliates. Net income before goodwill amortisation totalled €246 million in the first nine months of 2004, up 52.8% year-on-year.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**276**	**256**	**(7.2%)**	**70**	**(29.3%)**	**(21.3%)**
Operating expenses	(217)	(204)	(6.0%)	(54)	(32.5%)	(23.9%)
Gross operating income	**59**	**52**	**(11.9%)**	**16**	**(15.8%)**	**(11.1%)**
Risk-related costs	(38)	(10)	(73.7%)	3	n.m.	n.m.
Income from equity affiliates	152	209	+37.5%	70	+32.1%	+32.1%
Pre-tax ordinary income	**173**	**251**	**+45.1%**	**89**	**+41.3%**	**+67.9%**
Extraordinary items + Tax + FGBR	(12)	(5)	(58.3%)	1	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**161**	**246**	**+52.8%**	**90**	**+40.6%**	**+80.0%**
Cost/income ratio	**78.6%**	**79.7%**		**77.1%**		
Allocated capital (€ bn)	**2.4**	**2.4**				
ROE	**9.5%**	**14.3%**				

This strong improvement stems from **Banca Intesa**'s contribution, which increased sharply to €169 million in the first nine months of 2004, up 64.1% year-on-year.
During third-quarter 2004, the Group sold a 42% equity stake in **Banque Libano Française** (BLF). It has *retained a 9% stake in this bank. Like-for-like gross operating income grows by 19.4% year to year.*

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from proprietary asset management and other activities was reduced to €314 million in the first nine months of 2004, compared to €447 million in the first nine months of 2003.

This improvement stems from a €293 million increase in net banking income, mainly due to a €40 million reversal of provisions on the proprietary equity book, versus €180 million of additions to provisions in the year-earlier period.

This division also saw an increase in financing costs (up €24 million year-on-year), resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**(496)**	**(203)**	**(59.1%)**	**(81)**	**n.m.**	**(56.7%)**
Operating expenses	(305)	(386)	+26.6%	(156)	+26.8%	+54.5%
Gross operating income	**(801)**	**(589)**	**(26.5%)**	**(237)**	**x2.1**	**(17.7%)**
Risk-related costs	21	(16)	n.m.	10	n.m.	+42.9%
Income from equity affiliates	1	4	x4	7	n.m.	n.m.
Net income on fixed assets	(69)	58	n.m.	55	+37.5%	x3.7
Pre-tax ordinary income	**(848)**	**(543)**	**(36.0%)**	**(165)**	**+63.4%**	**(40.9%)**
Extraordinary items +Tax + FGBR	401	229	(42.9%)	68	n.m.	(47.7%)
Net income before goodwill amortisation and integration related costs	**(447)**	**(314)**	**(29.8%)**	**(97)**	**+9.0%**	**(34.9%)**

Crédit Agricole Group Consolidated Results

In the first nine months of 2004, the Crédit Agricole Group generated net income (Group share) of €3.6 billion before goodwill and integration-related costs, representing a year-on-year increase of 32.6%.

This increase was mainly due to robust organic growth, with gross operating income up 4.8% to €6.4 billion and risk-related costs down 29.6% year-on-year.
Total shareholders' equity (Group share) plus the Fund for General Banking Risks amounted to €45.6 billion at end-September 2004. The solvency ratio was 10.1% (Tier 1 ratio: 7.9%).

Group financial data

€ m	9M-03	9M-04	% change 9M-04/ 9M-03
Net banking income	**17,421**	**17,910**	**+2.8%**
Operating expenses	(11,513)	(11,529)	+1.4%
Gross operating income	**5,908**	**6,381**	**+4.8%**
Risk-related costs	(1,316)	(926)	(29.6%)
Income from equity affiliates	157	269	+71.3%
Net income on fixed assets	(99)	61	n.m.
Pre-tax ordinary income	**4,650**	**5,785**	**+24.4%**
Integration-related costs	-	(225)	n.m.
Extraordinary items	(126)	(115)	(8.7%)
Tax	(1,525)	(1,767)	+15.9%
Goodwill amortisation	(547)	(551)	+0.7%
FGBR	(23)	22	n.m.
Net income	**2,429**	**3,149**	**+29.6%**
Net income - Group share	**2,193**	**2,938**	**+34.0%**
Net income before goodwill amortisation and integration-related costs	**2,740**	**3,634**	**+32.6%**

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1 D

Pricing Supplement relating to the issuance of €100,000,000

Floating Rate Notes due July 27, 2006

January 25, 2005

25 January 2005

Crédit Agricole S.A.
acting through its London Branch

Issue of EUR 100,000,000 Floating Rate Notes due 27 July 2006 (the "Notes")
under the U.S.$20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "Conditions") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	London branch
2	(i)	Series Number:	90
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		EUR 100,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	27 January 2005
	(ii)	Interest Commencement Date:	Issue Date
8	Maturity Date:		27 July 2006
9	Interest Basis:		3 month EURIBOR – 0.025 per cent. Floating Rate (further particulars specified in paragraph 17 below)
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	Status of the Notes:		Unsubordinated
14	Listing:		Luxembourg
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Provisions	Applicable
(i)	Interest Period(s):	As per the Conditions
(ii)	Specified Interest Payment Dates:	27 April 2005, 27 July 2005, 27 October 2005, 27 January 2006, 27 April 2006 and 27 July 2006 each subject to the Business Day Convention in 17(iii) below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 5(j)):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As per the Conditions
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent)	Not Applicable
(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	• Relevant Time:	11.00am (Brussels time)
	• Interest Determination Date:	Two TARGET Business Days prior to the first day of each Interest Period
	• Primary Source for Floating Rate:	Reuters Page EURIBOR01
	• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	• Relevant Financial Centre	Euro-zone
	• Benchmark:	3 month EURIBOR
	• Representative Amount:	Not Applicable
	• Effective Date:	Not Applicable
	• Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	
	• Floating Rate Option:	Not Applicable
	• Designated Maturity:	Not Applicable

	• Reset Date:	Not Applicable
	• ISDA Definitions: (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Minus 0.025 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 5(j)):	Actual/360, adjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable.
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	EUR 100,000 per Note of EUR 100,000 specified denomination
24	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor	No
26	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures.
28	Details relating to Partly Paid Notes:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		The Royal Bank of Scotland plc
35	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0210826359
37	Common Code:	021082635
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable

39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39 Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.3061 per Euro, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 130,610,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$ 20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

RECENT DEVELOPMENTS

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Results for First Nine Months of 2004 *(press release dated 17 November 2004)*

• Gross operating income	**€2,895 million (+7.3%)**
• Pre-tax ordinary income	**€3,366 million (+38.1%)**
• Net income - Group share:	
before goodwill and integration-related costs	**€2,407 million (+46.4%)**
after goodwill and integration-related costs	**€1,728 million (+54.8%)**

Annualised ROE: 13.75% (+4 percentage points)

Third-quarter 2004 results

• **Net income - Group share:**

before goodwill and integration-related costs	**€874 million (+51.5%)**
after goodwill and integration-related costs	**€653 million (+70.9%)**

Payment, on 16 December 2004, of an advance on the next dividend of €0.30 per share

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 17 November 2004 to approve the results for the first nine months of 2004. These results confirm the positive earnings momentum achieved in the first half, with gross operating income up 7.3% year-on-year to €2,895 million and pre-tax ordinary profit up 38.1% to €3,366 million.

In third-quarter 2004 alone, gross operating income increased by 4.6% year-on-year, pre-tax ordinary income by 36.9% and net income (Group share) by 70.9%.

During the third quarter, the Group pressed ahead with its Crédit Lyonnais integration process. The synergies achieved (€300 million at end-September) are ahead of schedule, mainly due to measures taken in the Calyon subsidiary.

The Board of Directors has decided to distribute an advance on the next dividend of €0.30 per share (€0.45 after the tax credit), payable on 16 December 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income (Group share) for the first nine months of 2004 came to €1,728 million, up 54.8% on the year-earlier period. Net income before goodwill amortisation and integration-related costs rose by 46.4% to €2,407 million.

This performance mainly stems from an improvement in operating income, risk-related costs and the contribution from equity affiliates.

Gross operating income totalled €2,895 million, up 7.3% on the first nine months of 2003, driven by a combination of:

- 0.7% growth in **net banking income** to €9,351 million: a strong commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a revenue decline in corporate and investment banking;
- a 2.1% decrease in **operating expenses** to €6,456 million, reflecting the synergies derived from Crédit Lyonnais' integration with the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2 percentage points to 69.0%, compared with 71.0% in the first nine months of 2003.

Risk-related costs came to €434 million, a sharp decrease of 46.1% on the first nine months of 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 30.1% to €803 million, versus €617 million at end-September 2003. This sharp growth was fuelled by increased contributions from the Regional Banks (up 16.7% to €532 million before tax on dividends, versus €456 million at end-September 2003) and from Banca Intesa (€169 million, versus €103 million at end-September 2003).

Pre-tax ordinary income rose by 38.1% year-on-year to €3,366 million.

Net income - Group share, before goodwill amortisation and integration-related costs, increased by 46.4% to €2,407 million, giving an annualised ROE of 13.75% (up 4 percentage points year-on-year).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**9,290**	**9,351**	**+0.7%**	**3,053**	**(6.1%)**	**(0.3%)**
Operating expenses	(6,593)	(6,456)	(2.1%)	(2,115)	(2.4%)	(2.3%)
Gross operating income	**2,697**	**2,895**	**+7.3%**	**938**	**(13.3%)**	**+4.6%**
Risk-related costs	(805)	(434)	(46.1%)	(110)	(14.1%)	(57.5%)
Income from equity affiliates	617	803	+30.1%	267	+17.1%	+43.5%
Net income on fixed assets	(71)	102	n.m.	58	+41.5%	x3.2
Pre-tax ordinary income	**2,438**	**3,366**	**+38.1%**	**1,153**	**(5.7%)**	**+36.9%**
Integration-related costs		**(225)**	n.m.	(54)	n.m.	n.m.
Net income	**1,386**	**1,958**	**+41.3%**	**726**	**+11.7%**	**+52.5%**
Net income - Group share	**1,116**	**1,728**	**+54.8%**	**653**	**+14.8%**	**+70.9%**
Net income - Group share before goodwill and integration-related costs	**1,644**	**2,407**	**+46.4%**	**874**	**+6.2%**	**+51.5%**

Third-quarter 2004 operating income was up 4.6% on third-quarter 2003, driven by a continued decline in operating expenses (down 2.3%). **Net income - Group share, before goodwill amortisation and integration-related costs** rose by 51.5% to €874 million, owing to a sharp 57.5% decline in risk-related costs during the quarter and a 43.5% increase in the contribution from equity affiliates.

Financial Position

Crédit Agricole S.A. Group's shareholders' equity group share (excluding FGBR) amounted to €24.7 billion at end-September 2004, up 4.9% compared to end-December 2003.

Risk-weighted assets totalled €216.6 billion.

The overall solvency ratio was 8.4% (Tier 1: 8.0%).

Results by Business Line

During the first nine months of 2004, Crédit Agricole S.A.'s six business lines delivered strong growth of 25% in their contribution to Group net income before goodwill and integration-related costs (€2,951 million). They generated an **annualised ROE of 17.1%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded further robust growth in business levels during the first nine months of 2004. This commercial momentum continued to be fuelled by: (i) strong new mortgage lending; (ii) an innovative strategy to win new customers, including the *Mozaïc* PC offer aimed at younger customers; and (iii) the launch of an ambitious auto campaign combining insurance with loans. Lastly, driven by a massive campaign to promote retirement savings products, launched early in the year, the Regional Banks sold 290,000 PERPs (tax-efficient personal pension plans), achieving a 36% market share by end-September 2004. Life insurance products also proved very popular with customers.

Customer assets (excluding equities and bonds) enjoyed strong growth, rising by €22.5 billion (or 6.7%) to €358.9 billion over the twelve months to end-September 2004.
The robust 5.1% increase in bank deposits was again driven by a continued strong rise in sight deposits (up 6.4% to €60.6 billion) and particularly sharp growth in passbook deposits (up 9.9% to €51.5 billion).
Amounts outstanding in life insurance policies sold by the Regional Banks continued to increase sharply, rising by 11.7% to €95.1 billion in the twelve months to end-September 2004. Mutual fund investments increased by 4.4% year-on-year, despite adverse market conditions.

Lending continued to grow fast, both in terms of new business and outstanding loans, particularly in the mortgage segment.
New medium and long-term lending totalled €35.9 billion, up 20.5% on the first nine months of 2003. Growth in new mortgage lending came close to 28% over the period.
The Regional Banks had €235.8 billion of loans outstanding at end-September 2004, a year-on-year increase of 8.8% or €19 billion. This growth in lending stems from all segments, with the strongest rise coming from mortgage loans (up 12.9% year-on-year) and local authority finance posting an excellent performance (up 11.5%).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q3-03
Income from equity affiliates	456	532	+16.7%	170	+16.4%
Pre-tax ordinary income	**456**	**532**	**+16.7%**	**170**	+16.4%
Extraordinary items + Tax + FGBR	(41)*	(60)*	+46.3%	-	
Net income before goodwill amortisation	**415**	**472**	**+13.7%**	**170**	+16.4%
Allocated capital (€ bn)	**3.0**	**3.2**			
ROE	**17.0%**	**18.3%**			

* Tax impact of dividends received from Regional Banks

In the first nine months of 2004, **gross operating income** for the 42 Regional Banks *(accounted for under the equity method)* grew sharply by 7% to €3.7 billion, fuelled by two positive factors:

- a significant increase in **net banking income,** which rose to €8.5 billion, up 4.3% year-on-year (or 3.6% excluding investment of equity). This growth is due to a substantial rise in fee income (up 8.4% to €2.9 billion), which was driven by all fee categories, but mainly by the success of the 'Compte Service' current account package (nearly 8 million sold so far). This success reflects the increase in the number of deposit accounts held by individual customers (up 1.2% year-on-year), while the average number of products per current account holder remained high (7.5 at end-September 2004).
- tight control over **operating expenses**, which increased by only 2.3% year-on-year. The **cost/income ratio** fell by 0.8 points from 60.2% to 59.4% in the twelve months to end-September 2004.

Despite a depressed economic background, **the cost of credit risk** continued to decline, reaching 25 basis points at end-September 2004, versus 30bp at end-September 2003 and 28bp at end-June 2004. Doubtful loans amounted to 3.7% of total loans outstanding (compared to 4.1% a year earlier), while provisioning against bad and doubtful debts increased to 69.2%.

As a result, **aggregate net income** of the Regional Banks (**equity-accounted** at 25%) increased by 16.7% to €532 million, while their **contribution to Crédit Agricole S.A.'s overall net income** before goodwill amortisation rose by 13.7% to €472 million, after tax paid on dividends from CCI and CCA.

Annualised ROE stood at 18.3%.

In **third-quarter 2004**, **gross operating income** from the Regional Banks was up 3.5% year-on-year. The contribution on an **equity-accounted basis** came to €170 million, a rise of 16.4% on Q3-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,419**	**2,529**	**+4.5%**	**837**	**(2.6%)**	**+0.7%**
Operating expenses	(1,789)	(1,846)	+3.2%	(612)	(2.2%)	+3.0%
Gross operating income	**630**	**683**	**+8.4%**	**225**	**(3.4%)**	**(5.1%)**
Risk-related costs	(130)	(113)	(13.1%)	(37)	+15.6%	+8.8%
Pre-tax ordinary income	**500**	**570**	**+14.0%**	**188**	**(6.5%)**	**(7.4%)**
Extraordinary items + Tax + FGBR	(157)	(172)	+9.6%	(57)	(5.0%)	(10.9%)
Net income before goodwill amortisation	**343**	**398**	**+16.0%**	**131**	**(7.1%)**	**(5.8%)**
Cost/income ratio	**73.9%**	**73.0%**		**73.1%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**21.5%**	**23.7%**				

The Crédit Lyonnais network made a much stronger net income contribution (up 16.0%), driven by tight control over risks and expenses. The robust commercial performance in the first nine months of 2004 was reflected by significant expansion in the customer base, with the number of accounts reaching a seven-year peak of around 4,275,000 and the number of new accounts opened rising by 10% year-on-year.

Customer deposits and loans outstanding continued to grow in the first nine months of 2004.

Customer assets rose by 5.4% to €114.1 billion in the twelve months to end-September 2004, fuelled by:

- a rise in bank deposits, driven by a strong increase in sight deposits (up 5.5%) and continued sharp growth in passbook accounts (up 16.3%), notably following the success of the *Cerise* passbook;
- continued growth momentum in life insurance, with in-force business up 9.5% year-on-year to €29 billion;
- the successful placing of IPOs launched in early summer of 2004 (bioMérieux, Snecma, Pages Jaunes).

Loans outstanding increased by 6.4% to €46.6 billion in the twelve months to end-September 2004, driven by a sharp increase in mortgage loans (up 11.1% year-on-year), with new mortgage lending still very strong (up 22% on the first nine months of 2003). Outstanding professional loans (which now include short-term as well as medium-term loans) posted a further 6% year-on-year increase. SME loans were down 3.7%, due to a lower demand for short term loans.

Fuelled by a strong commercial drive, **net banking income** from the Crédit Lyonnais network totalled €2,529 million in the first nine months of 2004, rising by 4.5% year-on-year (or 5.6% on a like-for-like basis). This increase stems from two positive trends:

- an increase in **fee income,** which was up 5.1% year-on-year (or 8.1% on a like-for-like basis), owing to a robust performance in insurance, new lending and IPO placements. Excluding the impact of the Prédica/UAF merger on the network, fee income was up 8.9%.
- a 4.0% increase in the **interest margin**, which benefited from the positive impact of volumes and interest rates on funding.

Operating expenses remained under control, rising by 3.2% as a result of the network's sales development strategy. On a like-for-like basis, operating expenses were up 1.6%, due to investments in commercial capability (new branches, call centres, etc.). Excluding these factors, operating expenses held steady.

The **cost/income ratio** improved by 0.9 percentage points year-on-year to 73%.

Risk-related costs have stabilised since the beginning of 2004, reaching 42 basis points at end-September 2004 versus 49bp a year earlier.

Gross operating income came to €683 million in the first nine months of 2004, rising sharply by 8.4% (or 18.2% on a like-for-like basis).

Annualised ROE was 23.7%, up 2.2 percentage points on the first nine months of 2003.

In **third-quarter 2004, gross operating income** fell to €225 million versus €237 million in third-quarter 2003 (but, on a like-for-like basis, gross operating income was up 12%).

Risk-related costs totalled €37 million, in line with their third-quarter 2003 level (€34 million). **Net income before goodwill amortisation** came to €131 million, versus €139 million in Q3-2003.

3. SPECIALISED FINANCIAL SERVICES

The specialised financial services business continued to grow sharply, driven by consumer lending, especially abroad.

In third-quarter 2004, Crédit Agricole S.A. increased its stake in Credibom (Portugal) from 85% to 100%.

Consumer credit outstandings –handled by Sofinco, Finaref and Lukas – rose by a further 12.8% to €30.5 billion at end-September 2004. Growth was particularly strong outside France, with outstandings up 26.9% excluding Dan'Aktiv, which was acquired in second-quarter 2004.
This increase was driven by a 9.5% rise in loan origination compared with the year-earlier period. Growth was much faster abroad (up 24.2%) than in France (up 4.3% year-on-year).
In France, the 7.9% increase in oustandings was underpinned by: (i) the growth in loans distributed directly (up €2.6 billion in the twelve months to end-September 2004); (ii) the ongoing build-up of the Sofinco/Crédit Lyonnais partnership (up 26.7%); and (iii) greater cooperation with the Regional Banks (up 10.3% year-on-year).
The foreign subsidiaries now account for nearly 27% of total consumer credit outstandings compared to less than 24% in the year-earlier period.

Net banking income was up 14.1% year-on-year, due to a strong rise in volumes, and in spite of very stiff competition, which depressed margins. **Operating expenses** rose by 13.7%, mainly fuelled by international expansion and a change in the consolidation method used for Credibom.
Gross operating income increased by 14.6% to €666 million at end-September 2004. Excluding Neiertz discount, Crédibom and Dan'Aktiv, net banking income was up 9.3%, operating expenses rose by 11.0% and gross operating income increased by 8.9%.

Risk-related costs totalled €250 million at end-September 2004 versus €209 million a year earlier, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€23 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: €7 million).

Excluding these factors, risk-related costs remained under control, rising by 5.3% year-on-year, below the rate of revenue growth.

Net income before goodwill amortisation was €260 million, up 5.7% year-on-year. There was a sharp 38.2% increase in the contribution from European subsidiaries on a like-for-like basis. Consumer credit accounted 84% of earnings in the specialised financial services business.

Against a sluggish economic background, **lease finance outstandings** totalled €12.7 billion, showing a slight acceleration compared to first-half 2004 (up 1.2% at end-September vs 0.9% at end-June 2004). This growth was driven by property and vehicle leasing.
Net income before goodwill amortisation came to €41 million for the first nine months of 2004 (up

2.5% year-on-year), including €18 million in the third quarter (up 20% compared to the second quarter).

In the **factoring** business, Crédit Agricole signed an agreement in the third quarter to purchase Euler Hermès' 49% stake in Eurofactor at end-2004.
Revenues (factored receivables) posted a sharp improvement of 6.1% year-on-year, while oustandings were up 8.6%, mainly fuelled by business abroad (up 23.1%), especially in Germany.
Risk-related costs were down to €5 million at end-September 2004. **Net income before goodwill amortisation** was €11 million, versus €1 million in the year-earlier period.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,602**	**1,780**	**+11.1%**	**604**	**+0.7%**	**+7.9%**
Operating expenses	(919)	(1,015)	+10.4%	(337)	(2.0%)	+7.3%
Gross operating income	**683**	**765**	**+12.0%**	**267**	**+4.3%**	**+8.5%**
Risk-related costs	(247)	(276)	+11.7%	(88)	(5.4%)	+15.8%
Income from equity affiliates	4	(4)	n.m.	(2)	(33.3%)	n.m.
Pre-tax ordinary income	**440**	**485**	**+10.2%**	**177**	**+10.6%**	**+4.1%**
Extraordinary items + Tax + FGBR	(156)	(171)	+9.6%	(56)	(1.8%)	(5.1%)
Net income before goodwill amortisation and integration-related costs	**284**	**314**	**+10.6%**	**121**	**+17.5%**	**+9.0%**
Cost/income ratio	**57.4%**	**57.0%**		**55.8%**		
Allocated capital (€ bn)	**1.7**	**1.9**				
ROE	**22.4%**	**21.8%**				

In this segment as a whole, **net banking income** was up significantly by 11.1% year-on-year to €1.780 billion. Expenses increased by 10.4% to €1.015 billion. As a result, **gross operating income** rose by 12% to €765 million.
Net income before goodwill amortisation and integration-related costs was up 10.6% to €314 million. **Annualised ROE** was 21.8%.

In **third-quarter 2004**, **gross operating income** rose by 8.5% year-on-year to €267 million, driven by 7.9% growth in net banking income, which more than offset the 7.3% increase in operating expenses fuelled by international expansion in the consumer credit business. **Net income before goodwill amortisation and integration-related costs** came in at €121 million, up 9% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management and insurance business lines significantly increased their contribution to Group earnings. During the third quarter, this segment completed the mergers between its main subsidiaries (CAAM/CLAM and Predica/UAF).
Assets under management (AUM) were up nearly €36 billion year-on-year, mainly fuelled by strong growth in new life insurance inflows. Total assets under management (excluding double counting) came to €399 billion at end-September 2004. Q3-04 performance was impacted by a favourable environment for arbitrage transactions (Sarkozy law, IPOs and PERPs) and the disposal of the private asset management business in Italy.

Growth was particularly strong in **asset management**, with AUM rising by €38.9 billion over the first nine months of 2004. This performance stems from: (i) new inflows, including around €20 billion in assets previously managed by UAF and now managed by CAAM from third-quarter 2004; and (ii) market effect of €6.4 billion.
The international asset management business (e.g. Japan and Spain) posted robust growth in the third quarter, with assets under management up 55.6% versus end-September 2003.
Overall, margins in the asset management business were boosted by the growing proportion of bond

and alternative investments.

The **private banking** business increased assets under management by 3.4% year-on-year, on a like-for-like basis, i.e. excluding the sale to Intesa of the Italian private banking business, which managed €1.6 billion in assets. Compared to end-December 2003, assets under management were up €1.7 billion on a like-for-like basis, reflecting: (i) €0.4 billion in net new inflows; (ii) a slight upturn in the equity markets; and (iii) the positive impact of exchange rates.

The **life insurance** subsidiaries maintained an excellent business performance. Overall premium income was up 7.8%, or 8.4% for unit-linked policies alone. Assets under management totalled €125.5 billion, up 9.6% year-on-year, fuelled by both Euro based policies (up 9.7%) and unit-linked ones (up 8.9%).

The **property & casualty insurance** business continued to expand very rapidly, with the overall portfolio growing by 14.6% year-on-year. Premium income was up 17.2% year-on-year, supported by robust performances in comprehensive household insurance and personal accident policies. The claims ratio fell to 56.5% over the first nine months 2004 versus 66.6% on the year earlier period, while the combined ratio was an excellent 93.8%.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,907**	**2,086**	**+9.4%**	**676**	**(7.4%)**	**+4.8%**
Operating expenses	(1,024)	(1,032)	+0.8%	(351)	+2.3%	+2.9%
Gross operating income	**883**	**1,054**	**+19.4%**	**325**	**(16.0%)**	**+6.9%**
Risk-related costs	(6)	(6)	-	-	n.m.	(100.0%)
Income from equity affiliates	4	4	-	-	n.m.	n.m.
Pre-tax ordinary income	**881**	**1,052**	**+19.4%**	**325**	**(15.4%)**	**+6.2%**
Extraordinary items + Tax + FGBR	(305)	(351)	+15.1%	(111)	(6.7%)	+16.8%
Net income before goodwill amortisation and integration related costs	**576**	**701**	**+21.7%**	**214**	**(19.2%)**	**+1.4%**
Cost/income ratio	**53.7%**	**49.5%**		**51.9%**		
Allocated capital (€ bn)	**5.0**	**5.5**				
ROE	**15.2%**	**17.2%**				

Overall **gross operating income** in this segment came in at €1.054 billion, up 19.4% on the first nine months of 2003. This was due to strong net banking income (up 9.4%), coupled with steady operating expenses (up 0.8%).

Net income before goodwill amortisation and integration-related costs totalled €701 million, up 21.7% on the first nine months of 2003. **Annualised ROE** was 17.2%.

In **third-quarter 2004**, this segment completed the integration of its companies and staff. Operating income was up 6.9% compared to the same quarter of 2003, driven by a particularly robust performance in asset management. **Net income before goodwill amortisation and integration-related costs** came to €214 million in Q3-04.

5. CORPORATE AND INVESTMENT BANKING

In the first nine months of 2004, despite tough market conditions, the corporate and investment banking business line generated net income before goodwill amortisation and integration-related costs of €820 million, up 40.9% on the year-earlier period. This increase was due to a sharp reduction in the cost base, coupled with a decline in risk-related costs, which reached an all-time low.

As from early 2004, the corporate and investment banking businesses were heavily impacted by preparations leading to the creation of **Calyon**, followed by an **exceptionally large-scale integration project**.

As a result, 2004 is set to be a transitional year, with contrasting performances between the various business areas.

€ m	9M-03	9M-04	% change 9M-04/ 9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**3,582**	**2,903**	**(19.0%)**	**947**	**(0.6%)**	**(15.7%)**
Operating expenses	(2,339)	(1,973)	(15.6%)	(605)	(7.2%)	(18.7%)
Gross operating income	**1,243**	**930**	**(25.2%)**	**342**	**+13.6%**	**(10.0%)**
Risk-related costs	(405)	(13)	(96.8%)	2	(92.6%)	n.m.
Income from equity affiliates	-	58	n.m.	22	(38.9%)	n.m.
Net income on fixed assets	(2)	44	n.m.	3	x11	-
Pre-tax ordinary income	**836**	**1,019**	**+21.9%**	**369**	**+1.1%**	**+51.9%**
Extraordinary items + Tax + FGBR	(254)	(199)	(21.7%)	(51)	(36.3%)	(36.3%)
Net income before goodwill amortisation and integration related costs	**582**	**820**	**+40.9%**	**318**	**+11.6%**	**+95.1%**
Cost/income ratio	**65.3%**	**68.0%**		**63.9%**		
Allocated capital (€ bn)	**8.4**	**7.7**				
ROE	**10.0%**	**14.2%**				

In the first nine months of 2004, net banking income totalled €2.903 billion, down 19.0% year-on-year, driven by different trends in each business area.
The cost base was significantly reduced. **Operating expenses** fell by 15.6% year-on-year, reflecting more intensive efforts to achieve integration-related synergies. **Gross operating income** totalled €930 million, down 25.2% year-on-year.

Risk-related costs reached an all-time low of €13 million, falling dramatically by 96.8% year-on-year.

After €44 million in net income on fixed assets, this segment generated €820 million in **net income before goodwill amortisation and integration-related costs**, giving an **annualised ROE of 14.2%**.

In **third-quarter 2004, gross operating income was up 13.6%** on second-quarter 2004 to €342 million. **Net income before goodwill amortisation and integration-related costs** reached €318 million, versus €285 million in the previous quarter.
These results reflect contrasting performances in each business area:

Financing activities

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,562**	**1,266**	**(19.0%)**	**396**	**(3.6%)**	**(23.4%)**
Operating expenses	(876)	(662)	(24.4%)	(191)	(5.9%)	(28.7%)
Gross operating income	**686**	**604**	**(12.0%)**	**205**	**(1.4%)**	**(17.7%)**
Risk-related costs	(420)	28	n.m.	7	(87.7%)	n.m.
Income from equity affiliates	-	57	n.m.	21	(41.7%)	n.m.
Net income on fixed assets	(2)	5	n.m.	3	x5	-
Pre-tax ordinary income	**264**	**694**	**x2.6**	**236**	**(22.1%)**	**+63.9%**
Extraordinary items + Tax + FGBR	(82)	(158)	x1.9	(58)	+3.6%	+20.8%
Net income before goodwill amortisation and integration related costs	**182**	**536**	**x2.9**	**178**	**(27.9%)**	**+86.4%**
ROE	**5.3%**	**14.8%**				

Financing activities generated net income before goodwill amortisation and integration-related costs of €536 million, i.e. almost triple (x2.9) the figure for 9M-03, which was impacted by very high risk-related costs.

Financing activities recorded conflicting trends during this nine-month period:

- A satisfactory performance by structured financing activities, accounting for 56% of 9M-04 revenues. Asset financing operations held up well, notably in the shipping and telecoms sectors.
- At the same time, in corporate finance, a continued reduction in weighted assets, in line with the policy introduced several quarters ago.

Expenses fell sharply by 24.4% year-on-year, generating a substantial improvement in the cost/income ratio, which was down 3.8 percentage points compared to the first nine months of 2003, reaching 48% in third-quarter 2004. **Gross operating income** totalled €604 million in the first nine months of 2004.

Risk-related costs registered a €28 million net reversal over the period, while sector provisions remained unchanged.

After taking into account the contribution from Al Bank Al Saudi Al Fransi (BSF), which was transferred into the financing business in 2004, **income from equity affiliates** came to €57 million in the first nine months of 2004. **Annualised ROE** was 14.8%.

In **third-quarter 2004**, revenues held steady, while operating expenses continued to decline (down 5.9% on second-quarter 2004). Gross operating income amounted to €205 million (down 1.4% on the second quarter), while **net income before goodwill amortisation and integration-related costs** came in at €178 million.

Capital markets and investment banking

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,020**	**1,637**	**(19.0%)**	**551**	**+1.7%**	**(9.2%)**
Operating expenses	(1,463)	(1,311)	(10.4%)	(414)	(7.8%)	(13.0%)
Gross operating income	**557**	**326**	**(41.5%)**	**137**	**+47.3%**	**+4.6%**
Risk-related costs	15	(41)	n.m.	(5)	n.m.	n.m.
Income from equity affiliates	-	1	n.m.	1	n.m.	n.m.

Net income on fixed assets	-	39	n.m.	-	n.m.	n.m.
Pre-tax ordinary income	**572**	**325**	**(43.2%)**	**133**	**x2.1**	**+34.3%**
Extraordinary items + Tax + FGBR	(172)	(41)	(76.2%)	7	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**400**	**284**	**(29.0%)**	**140**	**x3.7**	**x2.1**
ROE	**18.0%**	**13.3%**				

In the first nine months of 2004, **net banking income** totalled €1.637 billion, down 19.0% year-on-year due to internal reorganisation and less buoyant conditions in the capital markets business compared to 2003, especially in equity and fixed-income derivatives. Performances in trading and equity derivatives improved in Q3-04 after a low point in Q2-04, while the equity brokerage business confirmed its return to profits.

Operating expenses were down 10.4% to €1.311 billion, while **gross operating income** fell 41.5% to €326 million.

In Q3-04, **private equity** business realised €120 million of capital gains.

Risk-related costs totalled €41 million and mainly covered listed investments in the private equity portfolio.

After a €39 million gain from the sale of securities, **net income before goodwill amortisation and integration-related costs** totalled €284 million, falling by 29.0% versus the first nine months of 2003 and generating an annualised **ROE** of 13.3%.

In third-quarter 2004, net banking income was up slightly, by 1.7%, while operating expenses were down 7.8%. As a result, **gross operating income** increased by 47.3% to €137 million over the quarter. **Net income before goodwill amortisation and integration-related costs** came to €140 million, increasing 3.7-fold compared to second-quarter 2004.

6. INTERNATIONAL RETAIL BANKING

Net income in the international retail banking business rose sharply, driven by an excellent *performance from equity affiliates. Net income before goodwill amortisation totalled €246 million in the* first nine months of 2004, up 52.8% year-on-year.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**276**	**256**	**(7.2%)**	**70**	**(29.3%)**	**(21.3%)**
Operating expenses	(217)	(204)	(6.0%)	(54)	(32.5%)	(23.9%)
Gross operating income	**59**	**52**	**(11.9%)**	**16**	**(15.8%)**	**(11.1%)**
Risk-related costs	(38)	(10)	(73.7%)	3	n.m.	n.m.
Income from equity affiliates	152	209	+37.5%	70	+32.1%	+32.1%
Pre-tax ordinary income	**173**	**251**	**+45.1%**	**89**	**+41.3%**	**+67.9%**
Extraordinary items + Tax + FGBR	(12)	(5)	(58.3%)	1	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**161**	**246**	**+52.8%**	**90**	**+40.6%**	**+80.0%**
Cost/income ratio	**78.6%**	**79.7%**		**77.1%**		
Allocated capital (€ bn)	**2.4**	**2.4**				
ROE	**9.5%**	**14.3%**				

This strong improvement stems from **Banca Intesa**'s contribution, which increased sharply to €169 million in the first nine months of 2004, up 64.1% year-on-year.

During third-quarter 2004, the Group sold a 42% equity stake in **Banque Libano Française** (BLF). It has retained a 9% stake in this bank. Like-for-like gross operating income grows by 19.4% year to year.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from proprietary asset management and other activities was reduced to €314 million in the first nine months of 2004, compared to €447 million in the first nine months of 2003.

This improvement stems from a €293 million increase in net banking income, mainly due to a €40 million reversal of provisions on the proprietary equity book, versus €180 million of additions to provisions in the year-earlier period.

This division also saw an increase in financing costs (up €24 million year-on-year), resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

€ m	**9M-03**	**9M-04**	**% change 9M-04/9M-03**	**Q3-04**	**% change Q3-04/Q2-04**	**% change Q3-04/Q3-03**
Net banking income	**(496)**	**(203)**	**(59.1%)**	**(81)**	**n.m.**	**(56.7%)**
Operating expenses	(305)	(386)	+26.6%	(156)	+26.8%	+54.5%
Gross operating income	**(801)**	**(589)**	**(26.5%)**	**(237)**	**x2.1**	**(17.7%)**
Risk-related costs	21	(16)	n.m.	10	n.m.	+42.9%
Income from equity affiliates	1	4	x4	7	n.m.	n.m.
Net income on fixed assets	(69)	58	n.m.	55	+37.5%	x3.7
Pre-tax ordinary income	**(848)**	**(543)**	**(36.0%)**	**(165)**	**+63.4%**	**(40.9%)**
Extraordinary items +Tax + FGBR	401	229	(42.9%)	68	n.m.	(47.7%)
Net income before goodwill amortisation and integration related costs	**(447)**	**(314)**	**(29.8%)**	**(97)**	**+9.0%**	**(34.9%)**

Crédit Agricole Group Consolidated Results

In the first nine months of 2004, the Crédit Agricole Group generated net income (Group share) of €3.6 billion before goodwill and integration-related costs, representing a year-on-year increase of 32.6%.

This increase was mainly due to robust organic growth, with gross operating income up 4.8% to €6.4 billion and risk-related costs down 29.6% year-on-year.
Total shareholders' equity (Group share) plus the Fund for General Banking Risks amounted to €45.6 billion at end-September 2004. The solvency ratio was 10.1% (Tier 1 ratio: 7.9%).

Group financial data

€ m	**9M-03**	**9M-04**	**% change 9M-04/ 9M-03**
Net banking income	**17,421**	**17,910**	**+2.8%**
Operating expenses	(11,513)	(11,529)	+1.4%
Gross operating income	**5,908**	**6,381**	**+4.8%**
Risk-related costs	(1,316)	(926)	(29.6%)
Income from equity affiliates	157	269	+71.3%
Net income on fixed assets	(99)	61	n.m.
Pre-tax ordinary income	**4,650**	**5,785**	**+24.4%**
Integration-related costs	-	(225)	n.m.
Extraordinary items	(126)	(115)	(8.7%)
Tax	(1,525)	(1,767)	+15.9%

Goodwill amortisation	(547)	(551)	+0.7%
FGBR	(23)	22	n.m.
Net income	**2,429**	**3,149**	**+29.6%**
Net income - Group share	**2,193**	**2,938**	**+34.0%**
Net income before goodwill amortisation and integration-related costs	**2,740**	**3,634**	**+32.6%**

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1 E

Pricing Supplement relating to the issuance of €300,000,000

Floating Rate Notes due August 2, 2006

January 28, 2005

28 January 2005



Crédit Agricole S.A.
acting through its London Branch

Issue of EUR 300,000,000 Floating Rate Notes due 2 August 2006 (the "Notes")
under the U.S.$20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions (the "Conditions") set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

Provisions appearing on the face of the Notes

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch	London branch
2	(i)	Series Number:	92
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Euro ("EUR")
4		Aggregate Nominal Amount:	EUR 300,000,000
5	(i)	Issue Price:	100.0372 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	EUR 300,111,600
6		Specified Denominations:	EUR 100,000
7	(i)	Issue Date:	2 February 2005
	(ii)	Interest Commencement Date:	Issue Date
8		Maturity Date:	2 August 2006
9		Interest Basis:	3 month EURIBOR. Floating Rate (further particulars specified in paragraph 17 below)
10		Redemption/Payment Basis:	Redemption at par
11		Change of Interest or Redemption/Payment Basis:	Not Applicable
12		Put/Call Options:	Not Applicable
13		Status of the Notes:	Unsubordinated
14		Listing:	Luxembourg
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Provisions	Applicable
(i)	Interest Period(s):	As per the Conditions
(ii)	Specified Interest Payment Dates:	2 May 2005, 2 August 2005, 2 November 2005, 2 February 2006, 2 May 2006 and 2 August 2006 each subject to the Business Day Convention in 17(iii) below
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 5(j)):	London and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	As per the Conditions
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent)	Not Applicable
(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	• Relevant Time:	11.00am (Brussels time)
	• Interest Determination Date:	Two TARGET Business Days prior to the first day of each Interest Period
	• Primary Source for Floating Rate:	Reuters Page EURIBOR01
	• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	• Relevant Financial Centre	Euro-zone
	• Benchmark:	3 month EURIBOR
	• Representative Amount:	Not Applicable
	• Effective Date:	Not Applicable
	• Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	
	• Floating Rate Option:	Not Applicable
	• Designated Maturity:	Not Applicable

	• Reset Date:	Not Applicable
	• ISDA Definitions: (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 5(j)):	Actual/360, adjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable.
22	Put Option	Not Applicable
23	Final Redemption Amount of each Note	EUR 100,000 per Note of EUR 100,000 specified denomination
24	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D rules
	(iii)	Rule 144A Eligible:	No
	(iv)	Institutional Accredited Investor	No
26	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures.
28	Details relating to Partly Paid Notes:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34	If non-syndicated, name of Dealer:		Goldman Sachs International
35	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0211017610
37	Common Code:	021101761
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment

40	The Agents appointed in respect of the Notes are:	FISCAL AGENT, PRINCIPAL PAYING AGENT AND CALCULATION AGENT Crédit Agricole S.A., London Branch 2nd Floor, 122 Leadenhall Street London EC3V 4QH United Kingdom ISSUING AGENT Citibank, N.A. 5 Carmelite Street London EC4Y 0PA United Kingdom LUXEMBOURG LISTING AGENT AND PAYING AGENT Crédit Agricole Investor Services Bank Luxembourg S.A. 39 Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. $ at the rate of USD 1.3049 per Euro, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 391,470,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ____________________

Duly authorised

RECENT DEVELOPMENTS

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

Results for First Nine Months of 2004 *(press release dated 17 November 2004)*

• Gross operating income	**€2,896 million (+7.3%)**
• Pre-tax ordinary income	**€3,366 million (+38.1%)**
• Net income - Group share:	
before goodwill and integration-related costs	**€2,407 million (+46.4%)**
after goodwill and integration-related costs	**€1,728 million (+54.8%)**

Annualised ROE: 13.75% (+4 percentage points)

Third-quarter 2004 results

• **Net income - Group share:**

before goodwill and integration-related costs	**€874 million (+51.5%)**
after goodwill and integration-related costs	**€653 million (+70.9%)**

Payment, on 16 December 2004, of an advance on the next dividend of €0.30 per share

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 17 November 2004 to approve the results for the first nine months of 2004. These results confirm the positive earnings momentum achieved in the first half, with gross operating income up 7.3% year-on-year to €2,895 million and pre-tax ordinary profit up 38.1% to €3,366 million.

In third-quarter 2004 alone, gross operating income increased by 4.6% year-on-year, pre-tax ordinary income by 36.9% and net income (Group share) by 70.9%.

During the third quarter, the Group pressed ahead with its Crédit Lyonnais integration process. The synergies achieved (€300 million at end-September) are ahead of schedule, mainly due to measures taken in the Calyon subsidiary.

The Board of Directors has decided to distribute an advance on the next dividend of €0.30 per share (€0.45 after the tax credit), payable on 16 December 2004.

Crédit Agricole S.A. Consolidated Results

Crédit Agricole S.A.'s net income (Group share) for the first nine months of 2004 came to €1,728 million, up 54.8% on the year-earlier period. Net income before goodwill amortisation and integration-related costs rose by 46.4% to €2,407 million.

This performance mainly stems from an improvement in operating income, risk-related costs and the contribution from equity affiliates.

Gross operating income totalled €2,895 million, up 7.3% on the first nine months of 2003, driven by a combination of:

- 0.7% growth in **net banking income** to €9,351 million: a strong commercial performance in asset management, consumer credit and Crédit Lyonnais more than offset a revenue decline in corporate and investment banking;
- a 2.1% decrease in **operating expenses** to €6,456 million, reflecting the synergies derived from Crédit Lyonnais' integration with the Crédit Agricole S.A. Group.

Consequently, the **cost/income ratio** fell by a further 2 percentage points to 69.0%, compared with 71.0% in the first nine months of 2003.

Risk-related costs came to €434 million, a sharp decrease of 46.1% on the first nine months of 2003, chiefly in the corporate and investment banking division's financing activities.

The contribution from equity affiliates rose by 30.1% to €803 million, versus €617 million at end-September 2003. This sharp growth was fuelled by increased contributions from the Regional Banks (up 16.7% to €532 million before tax on dividends, versus €456 million at end-September 2003) and from Banca Intesa (€169 million, versus €103 million at end-September 2003).

Pre-tax ordinary income rose by 38.1% year-on-year to €3,366 million.

Net income - Group share, before goodwill amortisation and integration-related costs, increased by 46.4% to €2,407 million, giving an annualised ROE of 13.75% (up 4 percentage points year-on-year).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**9,290**	**9,351**	**+0.7%**	**3,053**	**(6.1%)**	**(0.3%)**
Operating expenses	(6,593)	(6,456)	(2.1%)	(2,115)	(2.4%)	(2.3%)
Gross operating income	**2,697**	**2,895**	**+7.3%**	**938**	**(13.3%)**	**+4.6%**
Risk-related costs	(805)	(434)	(46.1%)	(110)	(14.1%)	(57.5%)
Income from equity affiliates	617	803	+30.1%	267	+17.1%	+43.5%
Net income on fixed assets	(71)	102	n.m.	58	+41.5%	x3.2
Pre-tax ordinary income	**2,438**	**3,366**	**+38.1%**	**1,153**	**(5.7%)**	**+36.9%**
Integration-related costs		**(225)**	n.m.	(54)	n.m.	**n.m.**
Net income	**1,386**	**1,958**	**+41.3%**	**726**	**+11.7%**	**+52.5%**
Net income - Group share	**1,116**	**1,728**	**+54.8%**	**653**	**+14.8%**	**+70.9%**
Net income - Group share before goodwill and integration-related costs	**1,644**	**2,407**	**+46.4%**	**874**	**+6.2%**	**+51.5%**

Third-quarter 2004 operating income was up 4.6% on third-quarter 2003, driven by a continued decline in operating expenses (down 2.3%). **Net income - Group share, before goodwill amortisation and integration-related costs** rose by 51.5% to €874 million, owing to a sharp 57.5% decline in risk-related costs during the quarter and a 43.5% increase in the contribution from equity affiliates.

Financial Position

Crédit Agricole S.A. Group's shareholders' equity group share (excluding FGBR) amounted to €24.7 billion at end-September 2004, up 4.9% compared to end-December 2003.

Risk-weighted assets totalled €216.6 billion.

The overall solvency ratio was 8.4% (Tier 1: 8.0%).

Results by Business Line

During the first nine months of 2004, Crédit Agricole S.A.'s six business lines delivered strong growth of 25% in their contribution to Group net income before goodwill and integration-related costs (€2,951 million). They generated an **annualised ROE of 17.1%.**

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

The Regional Banks recorded further robust growth in business levels during the first nine months of 2004. This commercial momentum continued to be fuelled by: (i) strong new mortgage lending; (ii) an innovative strategy to win new customers, including the *Mozaïc* PC offer aimed at younger customers; and (iii) the launch of an ambitious auto campaign combining insurance with loans. Lastly, driven by a massive campaign to promote retirement savings products, launched early in the year, the Regional Banks sold 290,000 PERPs (tax-efficient personal pension plans), achieving a 36% market share by end-September 2004. Life insurance products also proved very popular with customers.

Customer assets (excluding equities and bonds) enjoyed strong growth, rising by €22.5 billion (or 6.7%) to €358.9 billion over the twelve months to end-September 2004.
The robust 5.1% increase in bank deposits was again driven by a continued strong rise in sight deposits (up 6.4% to €60.6 billion) and particularly sharp growth in passbook deposits (up 9.9% to €51.5 billion).
Amounts outstanding in life insurance policies sold by the Regional Banks continued to increase sharply, rising by 11.7% to €95.1 billion in the twelve months to end-September 2004. Mutual fund investments increased by 4.4% year-on-year, despite adverse market conditions.

Lending continued to grow fast, both in terms of new business and outstanding loans, particularly in the mortgage segment.
New medium and long-term lending totalled €35.9 billion, up 20.5% on the first nine months of 2003. Growth in new mortgage lending came close to 28% over the period.
The Regional Banks had €235.8 billion of loans outstanding at end-September 2004, a year-on-year increase of 8.8% or €19 billion. This growth in lending stems from all segments, with the strongest rise coming from mortgage loans (up 12.9% year-on-year) and local authority finance posting an excellent performance (up 11.5%).

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q3-03
Income from equity affiliates	456	532	+16.7%	170	+16.4%
Pre-tax ordinary income	**456**	**532**	**+16.7%**	**170**	+16.4%
Extraordinary items + Tax + FGBR	(41)*	(60)*	+46.3%	-	
Net income before goodwill amortisation	**415**	**472**	**+13.7%**	**170**	+16.4%
Allocated capital (€ bn)	**3.0**	**3.2**			
ROE	**17.0%**	**18.3%**			

* Tax impact of dividends received from Regional Banks

In the first nine months of 2004, **gross operating income** for the 42 Regional Banks (accounted for under the equity method) grew sharply by 7% to €3.7 billion, fuelled by two positive factors:

- a significant increase in **net banking income,** which rose to €8.5 billion, up 4.3% year-on-year (or 3.6% excluding investment of equity). This growth is due to a substantial rise in fee income (up 8.4% to €2.9 billion), which was driven by all fee categories, but mainly by the success of the 'Compte Service' current account package (nearly 8 million sold so far). This success reflects the increase in the number of deposit accounts held by individual customers (up 1.2% year-on-year), while the average number of products per current account holder remained high (7.5 at end-September 2004).
- tight control over **operating expenses**, which increased by only 2.3% year-on-year. The **cost/income ratio** fell by 0.8 points from 60.2% to 59.4% in the twelve months to end-September 2004.

Despite a depressed economic background, **the cost of credit risk** continued to decline, reaching 25 basis points at end-September 2004, versus 30bp at end-September 2003 and 26bp at end-June 2004. Doubtful loans amounted to 3.7% of total loans outstanding (compared to 4.1% a year earlier), while provisioning against bad and doubtful debts increased to 69.2%.

As a result, **aggregate net income** of the Regional Banks (**equity-accounted** at 25%) increased by 16.7% to €532 million, while their **contribution to Crédit Agricole S.A.'s overall net income** before goodwill amortisation rose by 13.7% to €472 million, after tax paid on dividends from CCI and CCA.

Annualised ROE stood at 18.3%.

In **third-quarter 2004**, **gross operating income** from the Regional Banks was up 3.5% year-on-year. The contribution on an **equity-accounted basis** came to €170 million, a rise of 16.4% on Q3-2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,419**	**2,529**	**+4.5%**	**837**	**(2.6%)**	**+0.7%**
Operating expenses	(1,789)	(1,846)	+3.2%	(612)	(2.2%)	+3.0%
Gross operating income	**630**	**683**	**+8.4%**	**225**	**(3.4%)**	**(5.1%)**
Risk-related costs	(130)	(113)	(13.1%)	(37)	+15.6%	+8.8%
Pre-tax ordinary income	**500**	**570**	**+14.0%**	**188**	**(6.5%)**	**(7.4%)**
Extraordinary items + Tax + FGBR	(157)	(172)	+9.6%	(57)	(5.0%)	(10.9%)
Net income before goodwill amortisation	**343**	**398**	**+16.0%**	**131**	**(7.1%)**	**(5.8%)**
Cost/income ratio	**73.9%**	**73.0%**		**73.1%**		
Allocated capital (€ bn)	**2.1**	**2.2**				
ROE	**21.5%**	**23.7%**				

The Crédit Lyonnais network made a much stronger net income contribution (up 16.0%), driven by tight control over risks and expenses. The robust commercial performance in the first nine months of 2004 was reflected by significant expansion in the customer base, with the number of accounts reaching a seven-year peak of around 4,275,000 and the number of new accounts opened rising by 10% year-on-year.

Customer deposits and loans outstanding continued to grow in the first nine months of 2004.

Customer assets rose by 5.4% to €114.1 billion in the twelve months to end-September 2004, fuelled by:

- a rise in bank deposits, driven by a strong increase in sight deposits (up 5.5%) and continued sharp growth in passbook accounts (up 16.3%), notably following the success of the *Cerise* passbook;
- continued growth momentum in life insurance, with in-force business up 9.5% year-on-year to €29 billion;
- the successful placing of IPOs launched in early summer of 2004 (bioMérieux, Snecma, Pages Jaunes).

Loans outstanding increased by 6.4% to €46.6 billion in the twelve months to end-September 2004, driven by a sharp increase in mortgage loans (up 11.1% year-on-year), with new mortgage lending still very strong (up 22% on the first nine months of 2003). Outstanding professional loans (which now include short-term as well as medium-term loans) posted a further 6% year-on-year increase. SME loans were down 3.7%, due to a lower demand for short term loans.

Fuelled by a strong commercial drive, **net banking income** from the Crédit Lyonnais network totalled €2,529 million in the first nine months of 2004, rising by 4.5% year-on-year (or 5.6% on a like-for-like basis). This increase stems from two positive trends:

- an increase in **fee income**, which was up 5.1% year-on-year (or 8.1% on a like-for-like basis), owing to a robust performance in insurance, new lending and IPO placements. Excluding the impact of the Prédica/UAF merger on the network, fee income was up 8.9%.
- a 4.0% increase in the **interest margin**, which benefited from the positive impact of volumes and interest rates on funding.

Operating expenses remained under control, rising by 3.2% as a result of the network's sales development strategy. On a like-for-like basis, operating expenses were up 1.6%, due to investments in commercial capability (new branches, call centres, etc.). Excluding these factors, operating expenses held steady.

The **cost/income ratio** improved by 0.9 percentage points year-on-year to 73%.

Risk-related costs have stabilised since the beginning of 2004, reaching 42 basis points at end-September 2004 versus 49bp a year earlier.

Gross operating income came to €683 million in the first nine months of 2004, rising sharply by 8.4% (or 18.2% on a like-for-like basis).

Annualised ROE was 23.7%, up 2.2 percentage points on the first nine months of 2003.

In **third-quarter 2004**, **gross operating income** fell to €225 million versus €237 million in third-quarter 2003 (but, on a like-for-like basis, gross operating income was up 12%).

Risk-related costs totalled €37 million, in line with their third-quarter 2003 level (€34 million). **Net income before goodwill amortisation** came to €131 million, versus €139 million in Q3-2003.

3. SPECIALISED FINANCIAL SERVICES

The specialised financial services business continued to grow sharply, driven by consumer lending, especially abroad.

In third-quarter 2004, Crédit Agricole S.A. increased its stake in Credibom (Portugal) from 85% to 100%.

Consumer credit outstandings –handled by Sofinco, Finaref and Lukas – rose by a further 12.8% to €30.5 billion at end-September 2004. Growth was particularly strong outside France, with outstandings up 26.9% excluding Dan'Aktiv, which was acquired in second-quarter 2004.
This increase was driven by a 9.5% rise in loan origination compared with the year-earlier period. Growth was much faster abroad (up 24.2%) than in France (up 4.3% year-on-year).
In France, the 7.9% increase in oustandings was underpinned by: (i) the growth in loans distributed directly (up €2.6 billion in the twelve months to end-September 2004); (ii) the ongoing build-up of the Sofinco/Crédit Lyonnais partnership (up 26.7%); and (iii) greater cooperation with the Regional Banks (up 10.3% year-on-year).
The foreign subsidiaries now account for nearly 27% of total consumer credit outstandings compared to less than 24% in the year-earlier period.

Net banking income was up 14.1% year-on-year, due to a strong rise in volumes, and in spite of very stiff competition, which depressed margins. **Operating expenses** rose by 13.7%, mainly fuelled by international expansion and a change in the consolidation method used for Credibom.
Gross operating income increased by 14.6% to €666 million at end-September 2004. Excluding Neiertz discount, Crédibom and Dan'Aktiv, net banking income was up 9.3%, operating expenses rose by 11.0% and gross operating income increased by 8.9%.

Risk-related costs totalled €250 million at end-September 2004 versus €209 million a year earlier, due to two factors:

- the interest discount applied to restructured outstandings under new accounting regulations (€23 million)
- changes in the scope of consolidation (Credibom and Dan'Aktiv: €7 million).

Excluding these factors, risk-related costs remained under control, rising by 5.3% year-on-year, below the rate of revenue growth.

Net income before goodwill amortisation was €260 million, up 5.7% year-on-year. There was a sharp 38.2% increase in the contribution from European subsidiaries on a like-for-like basis. Consumer credit accounted 84% of earnings in the specialised financial services business.

Against a sluggish economic background, **lease finance outstandings** totalled €12.7 billion, showing a slight acceleration compared to first-half 2004 (up 1.2% at end-September vs 0.9% at end-June 2004). This growth was driven by property and vehicle leasing.
Net income before goodwill amortisation came to €41 million for the first nine months of 2004 (up

2.5% year-on-year), including €18 million in the third quarter (up 20% compared to the second quarter).

In the **factoring** business, Crédit Agricole signed an agreement in the third quarter to purchase Euler Hermès' 49% stake in Eurofactor at end-2004.
Revenues (factored receivables) posted a sharp improvement of 6.1% year-on-year, while oustandings were up 8.6%, mainly fuelled by business abroad (up 23.1%), especially in Germany.
Risk-related costs were down to €5 million at end-September 2004. **Net income before goodwill amortisation** was €11 million, versus €1 million in the year-earlier period.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,602**	**1,780**	**+11.1%**	**604**	**+0.7%**	**+7.9%**
Operating expenses	(919)	(1,015)	+10.4%	(337)	(2.0%)	+7.3%
Gross operating income	**683**	**765**	**+12.0%**	**267**	**+4.3%**	**+8.5%**
Risk-related costs	(247)	(276)	+11.7%	(88)	(5.4%)	+15.8%
Income from equity affiliates	4	(4)	n.m.	(2)	(33.3%)	n.m.
Pre-tax ordinary income	**440**	**485**	**+10.2%**	**177**	**+10.6%**	**+4.1%**
Extraordinary items + Tax + FGBR	(156)	(171)	+9.6%	(56)	(1.8%)	(5.1%)
Net income before goodwill amortisation and integration-related costs	**284**	**314**	**+10.6%**	**121**	**+17.5%**	**+9.0%**
Cost/income ratio	**57.4%**	**57.0%**		**55.8%**		
Allocated capital (€ bn)	**1.7**	**1.9**				
ROE	**22.4%**	**21.8%**				

In this segment as a whole, **net banking income** was up significantly by 11.1% year-on-year to €1.780 billion. Expenses increased by 10.4% to €1.015 billion. As a result, **gross operating income** rose by 12% to €765 million.
Net income before goodwill amortisation and integration-related costs was up 10.6% to €314 million. **Annualised ROE** was 21.8%.

In **third-quarter 2004**, **gross operating income** rose by 8.5% year-on-year to €267 million, driven by 7.9% growth in net banking income, which more than offset the 7.3% increase in operating expenses fuelled by international expansion in the consumer credit business. **Net income before goodwill amortisation and integration-related costs** came in at €121 million, up 9% year-on-year.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management and insurance business lines significantly increased their contribution to Group earnings. During the third quarter, this segment completed the mergers between its main subsidiaries (CAAM/CLAM and Predica/UAF).
Assets under management (AUM) were up nearly €36 billion year-on-year, mainly fuelled by strong growth in new life insurance inflows. Total assets under management (excluding double counting) came to €399 billion at end-September 2004. Q3-04 performance was impacted by a favourable environment for arbitrage transactions (Sarkozy law, IPOs and PERPs) and the disposal of the private asset management business in Italy.

Growth was particularly strong in **asset management**, with AUM rising by €38.9 billion over the first nine months of 2004. This performance stems from: (i) new inflows, including around €20 billion in assets previously managed by UAF and now managed by CAAM from third-quarter 2004; and (ii) market effect of €6.4 billion.
The international asset management business (e.g. Japan and Spain) posted robust growth in the third quarter, with assets under management up 55.6% versus end-September 2003.
Overall, margins in the asset management business were boosted by the growing proportion of bond

and alternative investments.

The **private banking** business increased assets under management by 3.4% year-on-year, on a like-for-like basis, i.e. excluding the sale to Intesa of the Italian private banking business, which managed €1.6 billion in assets. Compared to end-December 2003, assets under management were up €1.7 billion on a like-for-like basis, reflecting: (i) €0.4 billion in net new inflows; (ii) a slight upturn in the equity markets; and (iii) the positive impact of exchange rates.

The **life insurance** subsidiaries maintained an excellent business performance. Overall premium income was up 7.8%, or 8.4% for unit-linked policies alone. Assets under management totalled €125.5 billion, up 9.6% year-on-year, fuelled by both Euro based policies (up 9.7%) and unit-linked ones (up 8.9%).

The **property & casualty insurance** business continued to expand very rapidly, with the overall portfolio growing by 14.6% year-on-year. Premium income was up 17.2% year-on-year, supported by robust performances in comprehensive household insurance and personal accident policies. The claims ratio fell to 56.5% over the first nine months 2004 versus 66.6% on the year earlier period, while the combined ratio was an excellent 93.8%.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,907**	**2,086**	**+9.4%**	**676**	**(7.4%)**	**+4.8%**
Operating expenses	(1,024)	(1,032)	+0.8%	(351)	+2.3%	+2.9%
Gross operating income	**883**	**1,054**	**+19.4%**	**325**	**(16.0%)**	**+6.9%**
Risk-related costs	(6)	(6)	-	-	n.m.	(100.0%)
Income from equity affiliates	4	4	-	-	n.m.	n.m.
Pre-tax ordinary income	**881**	**1,052**	**+19.4%**	**325**	**(15.4%)**	**+6.2%**
Extraordinary items + Tax + FGBR	(305)	(351)	+15.1%	(111)	(6.7%)	+16.8%
Net income before goodwill amortisation and integration related costs	**576**	**701**	**+21.7%**	**214**	**(19.2%)**	**+1.4%**
Cost/income ratio	**53.7%**	**49.5%**		**51.9%**		
Allocated capital (€ bn)	**5.0**	**5.5**				
ROE	**15.2%**	**17.2%**				

Overall **gross operating income** in this segment came in at €1.054 billion, up 19.4% on the first nine months of 2003. This was due to strong net banking income (up 9.4%), coupled with steady operating expenses (up 0.8%).

Net income before goodwill amortisation and integration-related costs totalled €701 million, up 21.7% on the first nine months of 2003. **Annualised ROE** was 17.2%.

In **third-quarter 2004**, this segment completed the integration of its companies and staff. Operating income was up 6.9% compared to the same quarter of 2003, driven by a particularly robust performance in asset management. **Net income before goodwill amortisation and integration-related costs** came to €214 million in Q3-04.

5. CORPORATE AND INVESTMENT BANKING

In the first nine months of 2004, despite tough market conditions, the corporate and investment banking business line generated net income before goodwill amortisation and integration-related costs of €820 million, up 40.9% on the year-earlier period. This increase was due to a sharp reduction in the cost base, coupled with a decline in risk-related costs, which reached an all-time low.

As from early 2004, the corporate and investment banking businesses were heavily impacted by preparations leading to the creation of **Calyon**, followed by an **exceptionally large-scale integration project.**

As a result, 2004 is set to be a transitional year, with contrasting performances between the various business areas.

€ m	9M-03	9M-04	% change 9M-04/ 9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**3,582**	**2,903**	**(19.0%)**	**947**	**(0.6%)**	**(15.7%)**
Operating expenses	(2,339)	(1,973)	(15.6%)	(605)	(7.2%)	(18.7%)
Gross operating income	**1,243**	**930**	**(25.2%)**	**342**	**+13.6%**	**(10.0%)**
Risk-related costs	(405)	(13)	(96.8%)	2	(92.6%)	n.m.
Income from equity affiliates	-	58	n.m.	22	(38.9%)	n.m.
Net income on fixed assets	(2)	44	n.m.	3	x11	-
Pre-tax ordinary income	**836**	**1,019**	**+21.9%**	**369**	**+1.1%**	**+51.9%**
Extraordinary items + Tax + FGBR	(254)	(199)	(21.7%)	(51)	(36.3%)	(36.3%)
Net income before goodwill amortisation and integration related costs	**582**	**820**	**+40.9%**	**318**	**+11.6%**	**+95.1%**
Cost/income ratio	**65.3%**	**68.0%**		**63.9%**		
Allocated capital (€ bn)	**8.4**	**7.7**				
ROE	**10.0%**	**14.2%**				

In the first nine months of 2004, net banking income totalled €2.903 billion, down 19.0% year-on-year, driven by different trends in each business area.
The cost base was significantly reduced. **Operating expenses** fell by 15.6% year-on-year, reflecting more intensive efforts to achieve integration-related synergies. **Gross operating income** totalled €930 million, down 25.2% year-on-year.

Risk-related costs reached an all-time low of €13 million, falling dramatically by 96.8% year-on-year.

After €44 million in net income on fixed assets, this segment generated €820 million in **net income before goodwill amortisation and integration-related costs**, giving an **annualised ROE of 14.2%**.

In **third-quarter 2004, gross operating income was up 13.6%** on second-quarter 2004 to €342 million. **Net income before goodwill amortisation and integration-related costs** reached €318 million, versus €285 million in the previous quarter.
These results reflect contrasting performances in each business area:

Financing activities

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**1,562**	**1,266**	**(19.0%)**	**396**	**(3.8%)**	**(23.4%)**
Operating expenses	(876)	(662)	(24.4%)	(191)	(5.9%)	(28.7%)
Gross operating income	**686**	**604**	**(12.0%)**	**205**	**(1.4%)**	**(17.7%)**
Risk-related costs	(420)	28	n.m.	7	(87.7%)	n.m.
Income from equity affiliates	-	57	n.m.	21	(41.7%)	n.m.
Net income on fixed assets	(2)	5	n.m.	3	x5	-
Pre-tax ordinary income	**264**	**694**	**x2.6**	**236**	**(22.1%)**	**+63.9%**
Extraordinary items + Tax + FGBR	(82)	(158)	x1.9	(58)	+3.6%	+20.8%
Net income before goodwill amortisation and integration related costs	**182**	**536**	**x2.9**	**178**	**(27.9%)**	**+85.4%**
ROE	**5.3%**	**14.8%**				

Financing activities generated net income before goodwill amortisation and integration-related costs of €536 million, i.e. almost triple (x2.9) the figure for 9M-03, which was impacted by very high risk-related costs.

Financing activities recorded conflicting trends during this nine-month period:

- A satisfactory performance by structured financing activities, accounting for 56% of 9M-04 revenues. Asset financing operations held up well, notably in the shipping and telecoms sectors.
- At the same time, in corporate finance, a continued reduction in weighted assets, in line with the policy introduced several quarters ago.

Expenses fell sharply by 24.4% year-on-year, generating a substantial improvement in the cost/income ratio, which was down 3.8 percentage points compared to the first nine months of 2003, reaching 48% in third-quarter 2004. **Gross operating income** totalled €604 million in the first nine months of 2004.

Risk-related costs registered a €28 million net reversal over the period, while sector provisions remained unchanged.

After taking into account the contribution from Al Bank Al Saudi Al Fransi (BSF), which was transferred into the financing business in 2004, **Income from equity affiliates** came to €57 million in the first nine months of 2004. **Annualised ROE** was 14.8%.

In third-quarter 2004, revenues held steady, while operating expenses continued to decline (down 5.9% on second-quarter 2004). Gross operating income amounted to €205 million (down 1.4% on the second quarter), while **net income before goodwill amortisation and integration-related costs** came in at €178 million.

Capital markets and investment banking

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**2,020**	**1,637**	**(19.0%)**	**551**	**+1.7%**	**(9.2%)**
Operating expenses	(1,463)	(1,311)	(10.4%)	(414)	(7.8%)	(13.0%)
Gross operating income	**557**	**326**	**(41.5%)**	**137**	**+47.3%**	**+4.6%**
Risk-related costs	15	(41)	n.m.	(5)	n.m.	n.m.
Income from equity affiliates	-	1	n.m.	1	n.m.	n.m.

Net income on fixed assets	-	39	n.m.	-	n.m.	n.m.
Pre-tax ordinary income	**572**	**325**	**(43.2%)**	**133**	**x2.1**	**+34.3%**
Extraordinary items + Tax + FGBR	(172)	(41)	(76.2%)	7	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**400**	**284**	**(29.0%)**	**140**	**x3.7**	**x2.1**
ROE	**18.0%**	**13.3%**				

In the first nine months of 2004, **net banking income** totalled €1.637 billion, down 19.0% year-on-year due to internal reorganisation and less buoyant conditions in the capital markets business compared to 2003, especially in equity and fixed-income derivatives. Performances in trading and equity derivatives improved in Q3-04 after a low point in Q2-04, while the equity brokerage business confirmed its return to profits.

Operating expenses were down 10.4% to €1.311 billion, while **gross operating income** fell 41.5% to €326 million.

In Q3-04, **private equity** business realised €120 million of capital gains.

Risk-related costs totalled €41 million and mainly covered listed investments in the private equity portfolio.

After a €39 million gain from the sale of securities, **net income before goodwill amortisation and integration-related costs** totalled €284 million, falling by 29.0% versus the first nine months of 2003 and generating an annualised **ROE** of 13.3%.

In third-quarter 2004, net banking income was up slightly, by 1.7%, while operating expenses were down 7.8%. As a result, **gross operating income** increased by 47.3% to €137 million over the quarter. **Net income before goodwill amortisation and integration-related costs** came to €140 million, increasing 3.7-fold compared to second-quarter 2004.

6. INTERNATIONAL RETAIL BANKING

Net income in the international retail banking business rose sharply, driven by an excellent performance from equity affiliates. Net income before goodwill amortisation totalled €246 million in the first nine months of 2004, up 52.8% year-on-year.

€ m	**9M-03**	**9M-04**	**% change 9M-04/9M-03**	**Q3-04**	**% change Q3-04/Q2-04**	**% change Q3-04/Q3-03**
Net banking income	**276**	**256**	**(7.2%)**	**70**	**(29.3%)**	**(21.3%)**
Operating expenses	(217)	(204)	(6.0%)	(54)	(32.5%)	(23.9%)
Gross operating income	**59**	**52**	**(11.9%)**	**16**	**(15.8%)**	**(11.1%)**
Risk-related costs	(38)	(10)	(73.7%)	3	n.m.	n.m.
Income from equity affiliates	152	209	+37.5%	70	+32.1%	+32.1%
Pre-tax ordinary income	**173**	**251**	**+45.1%**	**89**	**+41.3%**	**+67.9%**
Extraordinary items + Tax + FGBR	(12)	(5)	(58.3%)	1	n.m.	n.m.
Net income before goodwill amortisation and integration related costs	**161**	**246**	**+52.8%**	**90**	**+40.6%**	**+80.0%**
Cost/income ratio	**78.6%**	**79.7%**		**77.1%**		
Allocated capital (€ bn)	**2.4**	**2.4**				
ROE	**9.5%**	**14.3%**				

This strong improvement stems from **Banca Intesa**'s contribution, which increased sharply to €169 million in the first nine months of 2004, up 64.1% year-on-year.

During third-quarter 2004, the Group sold a 42% equity stake in **Banque Libano Française** (BLF). It has retained a 9% stake in this bank. Like-for-like gross operating income grows by 19.4% year to year.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The net loss from proprietary asset management and other activities was reduced to €314 million in the first nine months of 2004, compared to €447 million in the first nine months of 2003.

This improvement stems from a €293 million increase in net banking income, mainly due to a €40 million reversal of provisions on the proprietary equity book, versus €180 million of additions to provisions in the year-earlier period.

This division also saw an increase in financing costs (up €24 million year-on-year), resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

€ m	9M-03	9M-04	% change 9M-04/9M-03	Q3-04	% change Q3-04/Q2-04	% change Q3-04/Q3-03
Net banking income	**(496)**	**(203)**	**(59.1%)**	**(81)**	**n.m.**	**(56.7%)**
Operating expenses	(305)	(386)	+26.6%	(156)	+26.8%	+54.5%
Gross operating income	**(801)**	**(589)**	**(26.5%)**	**(237)**	**x2.1**	**(17.7%)**
Risk-related costs	21	(16)	n.m.	10	n.m.	+42.9%
Income from equity affiliates	1	4	x4	7	n.m.	n.m.
Net income on fixed assets	(69)	58	n.m.	55	+37.5%	x3.7
Pre-tax ordinary income	**(848)**	**(543)**	**(36.0%)**	**(165)**	**+63.4%**	**(40.9%)**
Extraordinary items +Tax + FGBR	401	229	(42.9%)	68	n.m.	(47.7%)
Net income before goodwill amortisation and integration related costs	**(447)**	**(314)**	**(29.8%)**	**(97)**	**+9.0%**	**(34.9%)**

Crédit Agricole Group Consolidated Results

In the first nine months of 2004, the Crédit Agricole Group generated net income (Group share) of €3.6 billion before goodwill and integration-related costs, representing a year-on-year increase of 32.6%.

This increase was mainly due to robust organic growth, with gross operating income up 4.8% to €6.4 billion and risk-related costs down 29.6% year-on-year.
Total shareholders' equity (Group share) plus the Fund for General Banking Risks amounted to €45.6 billion at end-September 2004. The solvency ratio was 10.1% (Tier 1 ratio: 7.9%).

Group financial data

€ m	9M-03	9M-04	% change 9M-04/ 9M-03
Net banking income	**17,421**	**17,910**	**+2.8%**
Operating expenses	(11,513)	(11,529)	+1.4%
Gross operating income	**5,908**	**6,381**	**+4.8%**
Risk-related costs	(1,316)	(926)	(29.6%)
Income from equity affiliates	157	269	+71.3%
Net income on fixed assets	(99)	61	n.m.
Pre-tax ordinary income	**4,650**	**5,785**	**+24.4%**
Integration-related costs	-	(225)	n.m.
Extraordinary items	(126)	(115)	(8.7%)
Tax	(1,525)	(1,767)	+15.9%

Goodwill amortisation	(547)	(551)	+0.7%
FGBR	(23)	22	n.m.
Net income	**2,429**	**3,149**	**+29.6%**
Net income - Group share	**2,193**	**2,938**	**+34.0%**
Net income before goodwill amortisation and integration-related costs	**2,740**	**3,634**	**+32.6%**

The above data relate to the Crédit Agricole Group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Press releases issued by Crédit Agricole

Through January 31, 2005

Please see attached.


CRÉDIT AGRICOLE S.A.

7 December 2004

Crédit Agricole launches a foundation to support agriculture worldwide

Press release

René Carron, Chairman of Crédit Agricole S.A., is launching a not-for-profit association that will lay the foundations for the FARM project – the Foundation for Worldwide Agriculture and Rural Realities. The inaugural ceremony will take place on Monday 6 December at the Elysée Palace under the auspices of President Jacques Chirac. It will be attended by the chairmen of several major French companies – Air France, Carrefour, Danone, EDF, Euris/Casino, Suez, Véolia – as well as by the French Development Agency (AFD).

The FARM project is rooted in the recognition that agriculture is one of the mainstays of economic expansion. To develop properly, it needs an organised framework that cannot be whittled down simply to promoting free trade. Neglecting agriculture is tantamount to accepting the decline of the rural fabric, the risk of unbridled urbanisation, and serious imbalances that trigger poverty, violence and ecological disaster.

The development policies that attracted funding and expertise in the 1960s have gradually fallen by the wayside, replaced by widespread deregulation of trade and markets. France, like the rest of the European Union, is ill-equipped to take part in this ideological debate.

The objectives of FARM are ambitious. They consist in:

- *promoting agriculture and farming activities that are efficient and producer-friendly*

- helping to implement activities that provide high-level technical support for the farming and food processing sectors in very poor countries

- organising and coordinating deliberation and discussions on farm-based development strategies in these countries

Drawing on the support and expertise of its members, FARM will initiate research in order to reach those goals. The founding group will subsequently expand to incorporate "FARM Friends", an alliance of companies and individuals that will carry its actions further afield.

Faithful to its values, the Crédit Agricole Group intends to play an instrumental role in ensuring the success of the FARM project.

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15 December 2004

New appointment at CPR Asset Management

Press release

Etienne Clément joined CPR Asset Management as Deputy Chief Executive Officer on 1 December.

Mr Clément, 47, assumes responsibility for all the company's sales and marketing units.

Mr Clément, who holds a Master's degree in private law, began his career with the Crédit Agricole Group in 1982 at the Brie Regional Bank. He moved to Caisse Nationale de Crédit Agricole in 1987 as project manager with the Control and Audit Department. And in 1993, he took over as head of the marketing department responsible for investing the shareholders' equity of Crédit Agricole's Regional Banks.

In 1997 Etienne Clément was named Regional Bank Development Manager at Indocam. When Indocam became Crédit Agricole Asset Management in October 2000, he was appointed Marketing Director, and then member of the Executive Committee. Since July 2004, when Crédit Agricole Asset Management merged with Crédit Lyonnais Asset Management, he has been in charge of relations with Crédit Agricole's Regional Banks and Group subsidiaries.

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17 December 2004

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe

Press release

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;
- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;
- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun

the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

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22 December 2004

Crédit Agricole becomes French market leader in factoring

Press release

With the completed sale of Euler Hermes's stake in Eurofactor, Crédit Agricole becomes France's leading factoring specialist

In accordance with the agreement signed in September, Crédit Agricole has acquired Euler Hermes's stake in Eurofactor, the factoring specialist, and now holds 98.2% of the company's capital. Already active in this sector through its Transfact subsidiary, Crédit Agricole has now become France's number one factor.

In 2004 Eurofactor and Transfact will generate a combined factored turnover in excess of €27 billion for more than 5,000 clients.

Working groups composed of experts from both companies are currently investigating different merger scenarios. Initial details of the structure of Crédit Agricole's new factoring entity are due to be released in the second quarter of 2005.

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23 December 2004

AGF and Crédit Agricole diversify and consolidate their working relationship

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years.

Moreover, they are seeking to broaden their relationship in the area of borrower insurance.

AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

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23 December 2004

AGF and Crédit Agricole diversify and consolidate their working relationship

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years.

Moreover, they are seeking to broaden their relationship in the area of borrower insurance.

AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

These assessments are, as always, subject to the disclaimer provided below.
Cautionary Note Regarding Forward-Looking Statements
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

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31 December 2004

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref

Communiqué de presse

PPR and Credit Agricole S.A. announced today that they have signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at EUR 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

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3 January 2005

Acquisition of household equipment consumer credit activity of Banco Comercial Português (BCP) by Crédit Agricole

Press release

Sofinco, Crédit Agricole S.A's subsidiary specialised in Consumer Credit, has signed an agreement with Banco Comercial Português (BCP) for the acquisition of the Household Equipment activity, held till now by BCP's specialised subsidiary, CREDIBANCO.

The amount of the transaction is 65 M€. The operation should be completed during the first semester of 2005, subject to the approval of the Regulatory Authorities.

The relevant business has a credit outstanding of 212 M€ and employs nearly 120 people.

This transaction allows Sofinco to strengthen its presence in Portugal, a few months after the acquisition of the whole capital of CREDIBOM, its Portuguese subsidiary last July. Sofinco, already very well established on the local car finance market, becomes the leader of the all-purpose consumer credit companies in this country.

With this agreement, Crédit Agricole S.A continues to grow its position on the consumer credit market, one of its major national and international development business-lines.

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7 January 2005

Crédit Agricole expresses its solidarity with the Indian Ocean tsunami victims, pledging €2 million for sustainable reconstruction projects.

Press release

The Crédit Agricole Group — Crédit Agricole S.A. and its subsidiaries, the Regional Banks and the Fédération Nationale du Crédit Agricole (FNCA) — shares the pain and suffering of all those affected by the tsunamis that swept across the Indian Ocean, and more particularly the sorrow of employees who lost family or friends in the tragedy.

When news of the disaster first broke, the Group, like many other companies, saw an unprecedented show of solidarity. Many elected representatives and employees expressed their wish to support the relief effort being undertaken by the major humanitarian associations.

Alongside these personal commitments, many of our Regional Banks decided to take part in this wave of solidarity, mostly by matching the donations made by their employees, Local Bank directors, members and customers.

Similarly, several entities within the Crédit Agricole S.A. group have contributed actively to the relief campaigns.

Apart from these grass-roots initiatives, Crédit Agricole has decided to make a Group contribution to the relief effort. In agreement with its local teams, it will focus on financing sustainable reconstruction and development projects in the ravaged areas, and has pledged a donation of €2 million for that purpose.

Supervised by Crédit Agricole S.A., Calyon, which has inherited the Asian offices and business of Crédit Lyonnais and Crédit Agricole Indosuez, will take an active part in these projects in collaboration with local authorities and companies in the devastated countries.

In line with its usual practice, the Group will ask its humanitarian association, Crédit Agricole Solidarité et Développement, for help in selecting and monitoring the projects to be financed and in managing the funds.

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26 January 2005

Olivier Toussaint appointed as Chief Executive Officer of Ucabail

Press release

The board of directors of Ucabail, at its meeting on 25 January, appointed Olivier Toussaint as the company's Chief Executive Officer. Mr Toussaint, until now head of Corporate, Local Government and Professionals at Crédit Agricole S.A., takes over from Jean Lassignardie.

The appointment coincides with the completion of the first stage in the complex process of aligning the leasing businesses. Development must now be accelerated by pursuing operational synergies already begun at the new Ucabail.

The board of directors thanked Mr Lassignardie for the significant work accomplished during his mandate.

Olivier Toussaint, 46, began his career in 1984 at the Central Risk Division of Banque Indosuez in Paris. In 1986, he joined the International Department before becoming a banking advisor at the Large Corporate Division in Paris from 1988 to 1992. He was appointed Regional Manager of Banque Indosuez's Lille branch from 1992 to 1996, then Chief Executive Officer of Crédit Agricole Indosuez Italy in Milan, from 1997 to 1999. He joined Caisse Nationale de Crédit Agricole (which became Crédit Agricole S.A.) in 2000, as head of corporate markets His mandate was subsequently expanded to government markets (2002), then to agricultural and professional markets (2004) at Crédit Agricole S.A.'s Regional Bank Development Division. Mr Toussaint has been a director of Ucabail since January 2000.

Olivier Toussaint holds a degree in economic science and a masters (DESS) in banking and finance.

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2

Shareholder Newsletter No. 8

December 2004

Shareholder newsletter



CRÉDIT AGRICOLE S.A.



No. 8
December 2004



Jean Laurent Chief Executive Officer

René Carron Chairman

"We wish you a happy and prosperous New Year. 2005 will be another year of challenges for Crédit Agricole S.A."

Dear Shareholder,

Crédit Agricole S.A. celebrated the third anniversary of its stock market listing on 14 December 2004.

The shares have risen 38% from the issue price of €22.82. During the same period, the CAC 40, the leading index of the French market, fell 12%. Meanwhile, taking account of capital increases made for the acquisition of Crédit Lyonnais, our market capitalisation has more than doubled to €33.6 billion, and the free float has been multiplied by 3.4. These and many other figures illustrate just how dramatically our Group has changed. Furthermore, the integration of Crédit Lyonnais – a vast and complex project that has required significant staff involvement – will be completed by the end of this year.

As this eventful period, marked by substantial strategic progress, draws to a close, Crédit Agricole S.A. is reaffirming the commitments made when it was first listed in 2001: we will pursue sustainable and profitable growth by strengthening our leadership positions in France, and we will continue to develop our European and international dimension. Not only have we floated on the stock market, adapted our governance structures and communicated regularly with our shareholders; we have also maintained an active dividend policy, raising the payout rate from 36.4% of net income in 2001 to 71.1% in 2003. As you know, when the Board of Directors met to approve the financial statements for the first nine months of this year, it authorised an interim dividend of €0.30 per share for 2004, with a payment date of 16 December.

We take this opportunity to wish you a happy and prosperous New Year. 2005 will be another year of challenges for Crédit Agricole S.A. In a less buoyant and increasingly competitive environment, we intend to consolidate what we have so far achieved. Encouraged by the commercial drive displayed by our Regional Banks at their recent congress, we are gearing up for fresh developments in all our activities and endeavours. Thank you for your confidence and support.

Jean Laurent   René Carron

Facts & figures

Key indicators, at 14/12/2004

Number of shares	1,473,522,437
Share price	€22.82
High/low since 01/01/2004	
High (11/11/2004)	€23.80
Low (05/01/2004)	€18.98
Change since 01/01/2004	
Crédit Agricole S.A.	+20.55%
CAC 40 index	+7.21%
Market capitalisation	
(€ million)	33,626
2003 data per share	
Net assets[1]	€15.45
Earnings[2]	€1.63
Net dividend (excluding tax credit)	€0.55

[1] Calculated after dividend payout

[2] Earnings per share before goodwill and integration-related costs (pro-forma consolidated accounts)

Share price between 14/12/2001 and 14/12/2004


14 December 2001 = 100
€22.82
150
120
90
60
30
14 Dec. 2001
14 March 2002
13 June
12 Sept.
12 Dec.
13 March 2003
13 June
12 Sept.
12 Dec.
12 March 2004
11 June
8 Sept.
14 Dec.
Crédit Agricole S.A.
DJ Stoxx Banks*
CAC 40

* DJ Stoxx Banks index: European benchmark for the banking sector

Key dates

Results at 30 September 2004 were published on 17 November.

An interim dividend of €0.30 per share was paid on 16 December 2004.

Results for the 2004 financial year will be published on 9 March 2005.

The 2005 annual general meeting will be held on Wednesday, 18 May 2005, in Lyon.

The Crédit Agricole Group is decentralised, and proximity is one of its core values. For these reasons Crédit Agricole S.A. has decided to hold its annual general meeting outside Paris this year. Lyon, France's second city and Crédit Lyonnais' historical home, will inaugurate what is an exceptional initiative for a listed company.

CRÉDIT AGRICOLE S.A.

The Shareholder newsletter is published by the Investor Relations Department of Crédit Agricole S.A. (ref. 7349 DRI - 12/04) 91 93 Bd Pasteur - 75015 Paris/Production: éconéo/Photo credits: Getty images - Hervé Thouroude.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.3

Presentation of Crédit Agricole SA three years after flotation by Jean Laurent, CEO

December 2, 2004

Please see attached.

Premium Review Conference

2 December 2004

Crédit Agricole S.A.
3 years after flotation

Jean Laurent
Chief Executive Officer

CRÉDIT AGRICOLE S.A.

Contents

Key figures (at 30/09/04)

	Crédit Agricole group	Crédit Agricole S.A.
Net banking income	**€17.9bn**	€9.4bn
Gross operating income	**€6.4bn**	€2.9bn
Net income group share	**€2.9bn**	€1.7bn
Shareholders' equity group share	**€41.1bn**	€24.7bn
Tier I ratio	**7.9%**	8.0%
Employees	**136,000**	64,000

Credit ratings: Moody's: Aa2 S&P: AA- FitchRatings: AA

Retail banking accounts for almost 75% of total earnings

The six business lines' contribution to net income before goodwill amortisation

% of business line income in the first nine months of 2004 (excluding proprietary asset management)


International retail banking
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Corporate and investment banking
Specialised financial services
Asset management, insurance and private banking
8%
16%
14%
10%
26%

Contents

Highlights

✓**The group project (November 2000) had three main strategic aims**

- Bolster leadership in French retail banking
- Strengthen the development in corporate banking and asset management
- Enlarge the Group's European size

✓**Commitment to sustainable and profitable growth**

✓**Major initiative: creating and listing Crédit Agricole S.A.**

- Strengthen financial resources
- Create a trading currency for acquisitions


CRÉDIT AGRICOLE S.A.

Milestones - December 2001: IPO

Main objectives

✓ **Strengthen our leadership in French retail banking - first priority - while hitting performance and profitability targets**

- Regional Banks: . reduce the cost/income ratio by 1 percentage point per year
  . increase net income by 50% over 5 years
- Consumer credit: . keep ROE above 18%
  . increase net income by 50% over 5 years

✓ **Ensure controlled development in corporate banking and asset management**

- Corporate banking: . achieve a cycle-average ROE of 14%
  . stabilise capital allocated and reduce risk-related costs
- Asset management and insurance: increase assets under management and net income by 7% and 6% per year respectively
  . continue international expansion

✓ **Increase the group's European footprint and generate value from it**

- Achieve organic pan-European growth in key businesses (consumer credit, asset management)
- Search for strong partnerships


CRÉDIT AGRICOLE S.A.

Milestones: 2002 - 2003

- ✓ **November 2002: Finaref acquisition agreed**
- ✓ **December 2002: offer for Crédit Lyonnais**
  - Realising the main objective set in 2001
  - The deal supported our strategic aims:

    Achieving strong growth and profitability in all businesses
    - ROE target of 18% after tax for the business lines
    - ROE target of 15% after tax for the group
  - New three-year objectives:
    - Reduce capital allocated to the corporate and investment banking business line by 2006
    - Generate synergies of €760m in 2006
- ✓ **June 2003: the offer is successful, with 97.5% of shares tendered**
- ✓ **September 2003: the integration process begins**


CRÉDIT AGRICOLE S.A.

Milestones:
2004: in-depth restructuring of the group

✓ Main principles

- A simple organisation, based around six business lines
- Maintaining the Crédit Lyonnais network and brand, with no branch closures
- Creation of a single corporate and investment banking unit
- Mergers between specialised subsidiaries

✓ Wide-ranging restructuring

- Major employee relations initiatives:
  - Dialogue with employee relations bodies: **more than 25 works councils consulted**
  - Creation of the Mobility Centre: **2,300 appointments by end-September**
  - Renegotiation of Crédit Agricole S.A.'s **collective bargaining agreement**
- Major impact on the Group
  - More than **40 legal operations**
  - More than **3,000 staff** involved in the merger **(600,000 man days)**
  - More than **10,000 relocations**


CRÉDIT AGRICOLE S.A.

Milestones:
2004: in-depth restructuring of the group

✓ Rapid implementation:

- Most mergers completed or under completion:
  - In the first ten months:
    - 31 March: Sofinco-Finalion merger
    - 30 April: Partial transfer of CL assets to CAI, with the creation of Calyon
    - 27 May: Ucabail-Lixxbail merger
    - 30 June: Prédica-UAF merger
    - 01 July: CAAM-CLAM merger
    - 02 July: CPR AM-ABF CM merger
    - 02 July: CFM-CLSA Monaco merger (international private banking)
    - 02 July: CL Luxembourg turned into subsidiary of CAI Luxembourg (international private banking)
    - 17 Sep: Eurofactor: agreement to buy Euler's 49% stake
    - 30 Sep: Afcalia – Pacifica merger
    - 26 Nov: Creation of the Cedicam subsidiary, specialising in payment flows and systems
  - To be completed by end-2004:
    - Private Equity: reorganisation into three business lines
  - 2005:
    - Merger between CAI Suisse and CL Suisse (international private banking)
    - Reorganisation of the property asset management business line (CLAM immobilier + Uniger)
    - Integration of factoring businesses
- Pooling of central functions
- IT integration process well underway


CA

Contents

Strong growth in income

€ m	9M-03	9M-04	Change
Net banking income	9,290	9,351	+0.7%
Operating expenses	**(6,593)**	**(6,456)**	**(2.1%)**
Gross operating income	2,697	2,895	+7.3%
Risk-related costs	**(805)**	**(434)**	**(46.1%)**
Income from equity affiliates	**617**	**803**	**+30.1%**
Pre-tax ordinary income	2,438	3,366	+38.1%
Integration-related costs	**-**	**(225)**	**nm**
Net income	**1,386**	**1,958**	**+41.3%**
Net income group share	**1,116**	**1,728**	**+54.8%**
Net income group share before goodwill amortisation and integration-related costs	**1,644**	**2,407**	**+46.4%**


CRÉDIT AGRICOLE S.A.

Current position

Synergies ahead of the full-year target


€ m
760
300
275
211
128
40
2003
2004 impact of synergies achieved by 30/03/04
2004 impact of synergies achieved by 30/06/04
2004 impact of synergies achieved by 30/09/04
2004 target
2006 target

Impact on income in the first nine months of 2004: €197m, including €110m in Q3 04

Sharp growth in results

Contribution of business lines to net income before goodwill and integration-related costs
€ m



2,637
+25.0%
1,914
415
343
284
576
582
161
(447)
472
398
314
701
820
246
(314)
9m-03 pro forma
9m-04
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais network
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities

- ✓ Continued strong momentum in retail banking, where results rose sharply.
- ✓ A persistently robust performance in consumer credit and asset management, despite a less buoyant environment.
- ✓ A significantly increased contribution from corporate and investment banking, supported in Q3 by:
  (i) strong results from private equity business, (ii) faster cost-cutting, and (iii) very low risk-related costs.
- ✓ A much higher contribution from Banca Intesa.

Current position

Business line ROE figures close to target levels



18%
25%
22%
22.4%
19%
15%
12%
18%
15%
17.0%
21.5%
15.2%
10.0%
9.5%
14.0%
9.8%
Regional Banks
Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Total business lines
Group
ROE 9m-03
ROE 9m-04
2006 targets*

* Announced at the time of the Crédit Lyonnais bid

Contents

Regional Banks: growth trend remains firm

✓ **France's leading retail banking player**

- 16 million customers
- 7,260 branches
- 24% market share

✓ **Strong business growth**

- **Net banking income**: up 12.8% in two years. In the first nine months of 2004, fee income accounted for 38% of net banking income from customers.
- **Strong growth in customer assets and loans outstanding**
  - Customer assets up 13.2% in less than three years, with strong growth in life insurance (up 30.6% during the period)
  - Loans outstanding up 19.1% in less than three years, due to a 27.9% rise in mortgage lending


€ bn
Customer assets
317.1
72.8
358.9
95.1
Life insurance
Dec 01
Sep 04
€ bn
Loans outstanding
198
88.6
235.8
113.3
Mortgage lending
Dec 01
Sep 04

Regional Banks: growth trend remains firm

✓**Improved operating performance**

- The cost/income ratio has fallen sharply - down 6.3 points in three years - 2006 target already achieved
- The number of Regional Banks has decreased from 48 in 2001 to 43 at 30/09/2004
- The number of IT systems has been reduced from 25 in 2001 to 7 at 30/09/2004


Cost/income ratio*


65.7%
59.7%
59.4%
2001
2003
9m 04

* Cost/income ratio of Regional Banks accounted for under the equity method (excluding dividends paid by Crédit Agricole S.A.)

✓**Firm grip on risk-related costs:** 25bp at 30/09/2004

- Good control over doubtful loans, down 15.9% in less than three years

✓**Strong growth in net income, up 25.3% in two years**


CRÉDIT AGRICOLE S.A.

Crédit Lyonnais: solid performance

✓ A unique national retail banking model

- 1,850 branches and 6 million customers
- Excellent fit with the Regional Banks
- Policy of renewed commercial dynamism (new branch openings,...)

✓Firm growth

- Net banking income up 4.5% year-on-year (9M-04 versus 9M-03), due to higher fee income (+5.1%) and higher net interest income (+4.0%)
- Strong growth in customer assets and loans outstanding
  - Customer assets up 5.4% between September 04 and September 03
  - Loans outstanding up 6.4% between September 04 and September 03


€ bn
Customer assets
108.2
114.1
26.4
29
Sep 03
Sep 04
Life insurance: +9.5%
€ bn
Loans outstanding
43.8
46.6
22.7
25.2
Mortgage lending: +11.1%
Sep 03
Sep 04

CRÉDIT AGRICOLE S.A.

Crédit Lyonnais: solid performance

✓ **Improved operating performance**

Gross operating income up 8.4% (9M-04 vs. 9M-03)


€ m
630
683
9M 03
9M 04

✓ **Stabilisation in risk-related costs: 42bp at 30/09/04**


€ m
49
42
9M 03
9M 04

✓ **High ROE: 23.7% vs. 21.5% in 9M-03**

Trends in the group's six business lines

French retail banking: the strength of the two-brand strategy


€ bn
Customer assets
+49.2%
317
327
458
108
350
473
114
359
2001
2002
2003
sept-04
Regional Banks
Crédit Lyonnais
€ bn
Loans outstanding
+42.4%
198
89
208
94
268
24
104
282
25
113
2001
2002
2003
sept-04
of which mortgage lending

CRÉDIT AGRICOLE S.A.

French retail banking: outlook

Strengthening our leadership in bancassurance

✓ **Continuing efforts to improve efficiency of Regional Banks**

- Modernisation and redeployment of Regional Bank networks, particularly in urban areas
- Further Regional Bank mergers, integration of IT systems

✓ **Diversifying the range of life insurance products**

- Broader range of retirement products for an ageing population
- Health insurance: respond to the increasing needs of French customers given the constraints of existing health cover
- Employee savings plans: take advantage of opportunities resulting from legislation by expanding the product range

✓ **Building positions in property/casualty insurance**

- Pacifica: a highly efficient subsidiary, fully integrated with the Regional Banks
- Farming insurance: further increases in market share among our traditional customer base
- Considerable growth prospects from a still low market share

✓ **Launch of the Crédit Lyonnais corporate plan**


CA

CRÉDIT AGRICOLE S.A.

Specialised financial services: rapid growth

✓Consumer credit: firm expansion

- Stronger presence in France and Europe
  - France:
    - No.1 in France with 4 brands: Sofinco, Finalion, Viaxel and Finaref
    - Ownership of Finaref increased to 90% (February 2004)
  - Europe: expanded presence
    - Operations in 14 countries
    - Due to:
      - Finaref's Northern European network and the acquisition of Dan Aktiv (2004)
      - the partnership policy: Italy, Portugal and Morocco

- Very strong growth in loans outstanding[1]: x2.8 in less than three years


€ bn
10.7
6.6
28.1
19.9
30.5
21.9
2001
2003
9M 04
of which proprietary

(1) Based on reported figures

Specialised financial services: rapid growth

✓Leasing and factoring: substantial increase in scale

- **Lease financing:** no.2 in France
  - three distribution networks: Crédit Agricole, Crédit Lyonnais and CCF
  - lease finance outstandings up by a factor of 2.2 in less than three years
- **Factoring:** no.1 in France with 30% of the market
  - revenues (factored receivables) up by a factor of 6 in two years
  - an extensive network in Europe

✓A highly profitable business line

- Sharp improvement in the cost/income ratio: 57.0% in the first nine months of 2004, down 6 points in two years
- ROE: 21.8% in the first nine months of 2004

✓Outlook

- **Consumer credit**
  - Strengthening our leading position in France
  - Continuing to develop our international positions in Europe
- **Factoring**
  - Restructuring the business following the acquisition of Eurofactor


CRÉDIT AGRICOLE S.A.

Asset management, insurance and private banking: excellent performance, due to strong organic growth and major acquisitions

✓Asset management: the leading player in France

€ bn

Assets under management (1)

2001	9M 04
186	338

- Leadership strengthened:
  - No.1 in France for mutual fund management
  - Mutual fund distribution: 19% market share
  - Assets under management up 80% in less than three years
  - International assets under management totalling €33.4bn at end-September, up by a factor of 2.2 in less than three years
  - Employee savings schemes: France's no.2 player, with 15% of the market

✓Life insurance: no.2 in France (1)

Assets under management – € bn


77
2001


126
9M 04

- The leading bancassurance player with annual premium income of over €15bn
- AuM up 64% in less than three years

(1) Based on reported figures

Asset management, insurance and private banking: excellent performance, due to strong organic growth and major acquisitions

✓ Property/casualty insurance: no.2 bancassurance player in this segment

- Rapid revenue growth: +55% in less than three years
- Strong innovation: personal accident insurance, farming insurance
- Excellent technical ratios: claims ratio of 56.5% at 30/09/04

✓ Private banking

- Strong growth in assets under management: +63% in less than three years
- Restructuring of the international network

Trends in the group's six business lines

Asset management, insurance and private banking: excellent performance, due to strong organic growth and major acquisitions

✓ Excellent financial performance

- Net banking income: up 73.4% in 2 years (2001-2003) and up 9.4% yoy in 9M-04
- Cost/income ratio: 49.5% in 9M-04 (down 3.4 points in less than 3 years)
- Net income: €701m in 9M-04 compared with €495m in full-year 2001
- ROE: 17.2%

✓ Outlook

- Streamlining organisation and product range
- Increasing the number of products per individual customer in France
- Developing the international presence


CRÉDIT AGRICOLE S.A.

Corporate and investment banking: a transitional year in 2004

✓Major milestone: the creation of Calyon

- An operation of unprecedented scale
  - €140bn of assets transferred from Crédit Lyonnais to CAI
- Cost-cutting ahead of schedule
  - Staff cost reductions: *targets already 100% achieved* outside France and 50% in France at end-September 2004

✓Strong international businesses

- Two thirds of the workforce and two thirds of the revenues
- A large and fully restructured international network

  Presence in 60 countries:
  - Broad coverage in Europe (EU and Eastern Europe)
  - One of the largest foreign banks in the USA
  - A significant presence in major countries in Asia and the Middle East
- Leading positions:
  - France: commercial banking
  - Europe: brokerage (Cheuvreux)
  - Worldwide: aircraft and shipping finance, project financing, brokerage in Asia (CLS Asia)


CRÉDIT AGRICOLE S.A.

Corporate and investment banking: a transitional year in 2004

✓ Tougher operating environment

- Financing
  - Satisfactory overall performance, but stiffer competition in a tougher market
  - Policy of monitoring the weighted assets

- Investment banking: mixed results
  - Improved performance in trading and equity derivatives after the low reached in the second quarter, caused by a very high base for comparison in 2003 and the reorganisation of teams (equity derivatives etc.)
  - Lower fixed-income results due to the operating environment
  - Return to profit confirmed in equity brokerage


CRÉDIT AGRICOLE S.A.

Corporate and investment banking: a transitional year in 2004

✓ Good progress towards targets

- Rapid reduction in expenses: down 19.1% in two years to €1.973bn in 9M-04
- Sharply lower risk-related costs: €13m in the first nine months of 2004
- Reallocation of capital: 33.6% of total capital allocated to this business at 30 September 2004 versus 41% at end-2002 and the target of 35% in 2006
- Substantial improvement in profitability: ROE of 14.2% in 9M 04 vs. 10.0% in 9M-03

✓ Outlook

- Continuing efforts to use capital more effectively
  - Reduce the proportion of capital allocated to traditional financing in favour of value-added financing, capital markets and investment banking transactions
- Increasing our presence in our main areas of expertise
  - Structured finance worldwide: shipping, aerospace, projects
  - Brokerage in Europe (Cheuvreux) and Asia (CLSA)
  - Capital markets: take advantage of our high credit rating in cash management and fixed-income
- Gaining renewed impetus in equity derivatives
- Strengthening our links with major French and European companies, using our vast international network

Trends in the group's six business lines

International retail banking: strong growth in earnings

✓ **Rapid recovery at Banca Intesa**

- *Successful implementation of the strategic plan*
- Positive contribution of €169M in 9M-04 as opposed to a -€55m contribution in full-year 2002

✓ **Rationalisation of the business portfolio outside Europe**

- Withdrawal from Argentina
- Reduced stake in the Lebanese business
- Targeted presence in Africa

✓ **Return on equity: 14.3%**

✓ **Outlook**

- Strengthening co-operation with European partners in consumer credit and asset management


CRÉDIT AGRICOLE S.A.

Contents

- ✓ The Crédit Agricole group
- ✓ Implemented strategy since 2000
- ✓ Current position
- ✓ Trends in the group's six business lines
- ✓ Changes within three years
- ✓ Conclusion

Significantly increased scale

€ bn	31/12/2001	31/12/2003	Change	30/09/04
Total assets	495	786	+59%	818
Shareholders' equity	14.8	23.6	+60%	24.7
Net banking income	6.3	12.7	X 2	9.4
Pre-tax ordinary income	2.3	3.5	+58%	3.4



A doubling in market capitalisation

	14 December 2001		26 November 2004
Share price	€16.6	+35%	€22.4
Shares outstanding	955.3m	x1.5	1,473.5m
Market capitalisation	€15.9bn	X2.1	€33bn
Free float	€4.7bn	x3.2	€15bn

A shareholder friendly dividend policy

- ✓ Dividend per share stable at €0.55 for the last three years
- ✓ Payout rate up from 36.4% in 2001 to 71.1% in 2003, when earnings were dragged down by acquisitions
- ✓ Very large increase in total dividend payments:

  from €535m in 2001 to €810m in 2003 (+51%)
- ✓ 2004: payment of an interim dividend of €0.30


CRÉDIT AGRICOLE S.A.

Contents

Conclusion

✓ Commitments made in 2000 have been respected

✓ A 3-year development plan has been drawn up

✓ The main strategic aims have been maintained:

- strengthen leading positions in France
- increase the group's global scale
- maintain the principle of profitable and sustainable growth


CRÉDIT AGRICOLE S.A.



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4 A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

January 7, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4 A

English translation from French

Crédit Agricole S.A. AMF Notice published January 7, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 12/29/2004

date of transaction	number of shares	weighted average price	amount
sale on 12/29/2004	390	22.380	8 728.20
TOTAL	**390**		**8 728.20**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4 B

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

January 10, 2005

Please see attached English language summary.

English summary from French

AMF Notice published January 10, 2005

Declaration of transactions by companies in their own shares
(article L. 225-209 of the French Commercial Code)

The AMF lists below information received from companies whose shares are listed on a regulated market regarding transactions in their own shares.

Company	Operation	Number of shares	Period
CREDIT AGRICOLE (listed on the Premier Marché of Euronext Paris)	Transfer Sale	305 019 390	December 2004 -

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4 C

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

January 24, 2005

Please see attached English language translation.

Exhibit 2.4 C

English translation from French

Crédit Agricole S.A. AMF Notice published January 24, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 01/14/2005 AND 01/20/2005

date of transaction	number of shares	weighted average price	amount
sale on 01/14/2005	10 037	22.990	230 750.63
sale on 01/17/2005	7 805	23.040	179 827.20
sale on 01/18/2005	20 071	22.760	456 815.96
sale on 01/19/2005	142 629	23.06	3 289 024.74
sale on 01/20/2005	2 180	22.81	49 725.80
TOTAL	**182 722**	**23.019**	**4 206 144.33**

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4 D

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

January 31, 2005

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.4 D

English translation from French

Crédit Agricole S.A. AMF Notice published January 31, 2005

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES BETWEEN 01/21/2005 AND 01/28/2005

date of transaction	number of shares	weighted average price	amount
sale on 01/21/2005	29 726	22.65	673 293.90
sale on 01/24/2005	75 584	22.40	1 693 081.60
sale on 01/25/2005	34 253	22.67	776 515.51
sale on 01/26/2005	681 855	22.78	15 532 656.90
sale on 01/27/2005	14 830	22.69	336 492.70
sale on 01/28/2005	16 569	22.62	374 790.78
TOTAL	**852 817**	22.73270	**19 386 831.39**

Exhibit 2.5 A

AMF publication listing declaration by SAS Rue La Boetie
regarding transactions in Crédit Agricole shares

January 25, 2005

Please see attached English language translation.

English translation from French

Crédit Agricole S.A. AMF Notice published January 25, 2005



INDIVIDUAL DECLARATION UNDER ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE AMF

Name of issuing company: CREDIT AGRICOLE SA
A *société anonyme* with capital of €4,420,567,311 registered under no. 784 608 416 with the Paris Registry of Commerce and Companies
Headquarters: 91-93, boulevard Pasteur 75015 Paris

Name: SAS RUE LA BOETIE
Capacity: Director
Financial instrument: shares in Crédit Agricole S.A.

Date of operation	Type of operation	Location	Average price	Amount of operation
11.25.2004	Acquisition of 200 000 shares	Paris	€22.48	€4 495 640.00
11.26.2004	Acquisition of 250 000 shares	Paris	€22.30	€5 574 100.00
11.29.2004	Acquisition of 200 000 shares	Paris	€22.40	€4 479 380.00
11.30.2004	Acquisition of 400 000 shares	Paris	€22.28	€8 910 960.00
12.01.2004	Acquisition of 100 000 shares	Paris	€22.59	€2 259 250.00
12.02.2004	Acquisition of 100 000 shares	Paris	€22.83	€2 283 090.00
12.03.2004	Acquisition of 200 000 shares	Paris	€22.60	€4 519 460.00
12.06.2004	Acquisition of 700 000 shares	Paris	€22.24	€15 565 840.00
12.07.2004	Acquisition of 400 000 shares	Paris	€22.29	€8 915 200.00
12.08.2004	Acquisition of 200 000 shares	Paris	€22.51	€4 502 740.00
12.09.2004	Acquisition of 200 000 shares	Paris	€22.59	€4 517 300.00
12.10.2004	Acquisition of 100 000 shares	Paris	€22.63	€2 263 230.00
12.13.2004	Acquisition of 200 000 shares	Paris	€22.56	€4 512 560.00
12.14.2004	Acquisition of 100 000 shares	Paris	€22.70	€2 270 470.00
12.15.2004	Acquisition of 100 000 shares	Paris	€22.90	€2 289 550.00
12.16.2004	Acquisition of 200 000 shares	Paris	€22.59	€4 518 840.00
12.17.2004	Acquisition of 500 000 shares	Paris	€22.30	€11 148 240.00
12.20.2004	Acquisition of 200 000 shares	Paris	€22.42	€4 484 900.00
12.21.2004	Acquisition of 200 000 shares	Paris	€22.39	€4 478 960.00
12.22.2004	Acquisition of 200 000 shares	Paris	€22.54	€4 507 240.00
12.23.2004	Acquisition of 200 000 shares	Paris	€22.48	€4 495 880.00
12.24.2004	Acquisition of 65 000 shares	Paris	€22.43	€1 457 930.50
12.27.2004	Acquisition of 100 000 shares	Paris	€22.40	€2 239 900.00
12.28.2004	Acquisition of 100 000 shares	Paris	€22.43	€2 242 850.00
12.29.2004	Acquisition of 100 000 shares	Paris	€22.39	€2 238 730.00
12.30.2004	Acquisition of 300 000 shares	Paris	€22.23	€6 668 500.00
12.31.2004	Acquisition of 465 000 shares	Paris	€22.16	€10 305 342.00
01.03.2005	Acquisition of 100 000 shares	Paris	€22.44	€2 244 000.00
01.04.2005	Acquisition of 200 000 shares	Paris	€22.39	€4 478 200.00
01.05.2005	Acquisition of 500 000 shares	Paris	€22.23	€11 113 700.00

01.06.2005	Acquisition of 200 000 shares	Paris	€22.58	€4 516 440.00
01.07.2005	Acquisition of 100 000 shares	Paris	€22.73	€2 273 150.00
01.10.2005	Acquisition of 100 000 shares	Paris	€22.74	€2 273 800.00
01.11.2005	Acquisition of 200 000 shares	Paris	€22.48	€4 495 260.00
01.12.2005	Acquisition of 200 000 shares	Paris	€22.41	€4 481 840.00
01.13.2005	Acquisition of 150 000 shares	Paris	€22.60	€3 389 940.00
01.14.2005	Acquisition of 50 000 shares	Paris	€22.92	€1 146 050.00
01.17.2005	Acquisition of 50 000 shares	Paris	€23.05	€1 152 250.00
01.18.2005	Acquisition of 100 000 shares	Paris	€22.87	€2 286 780.00
01.19.2005	Acquisition of 50 000 shares	Paris	€23.07	€1 153 700.00
01.20.2005	Acquisition of 100 000 shares	Paris	€22.77	€2 277 420.00
01.21.2005	Acquisition of 100 000 shares	Paris	€22.65	€2 265 380.00
01.24.2005	Acquisition of 200 000 shares	Paris	€22.45	€4 489 000.00

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.5 B

AMF publication listing declaration by SAS Rue La Boetie
regarding transactions in Crédit Agricole shares

January 28, 2005

Please see attached English language translation.

English translation from French

Crédit Agricole S.A. AMF Notice published January 28, 2005



INDIVIDUAL DECLARATION UNDER ARTICLES 222-14 AND 222-15 OF THE GENERAL REGULATIONS OF THE AMF

Name of issuing company: CREDIT AGRICOLE SA
A *société anonyme* with capital of €4,420,567,311 registered under no. 784 608 416 with the Paris Registry of Commerce and Companies
Headquarters: 91-93, boulevard Pasteur 75015 Paris

Name: SAS RUE LA BOETIE
Capacity: Director
Financial instrument: shares in Crédit Agricole S.A.

Date of operation	Type of operation	Location	Average price	Amount of operation
01.25.2005	Acquisition of 200 000 shares	Paris	€22.60	€4 520 000.00